Exhibit 99.2

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) made effective as of September 17, 2025 (the “Effective Date”), by and among BOTANICO LTD., an Israeli company, Registration No. 516289006 (the “Company”), the Securities Holders (as defined below) of the Company, and Intercure Ltd., an Israeli public company, Registration No. 512051699 (“Buyer” or “Intercure”).

Each of the Company, the Securities Holders and the Buyer shall be referred to herein as a “Party” and collectively, the “Parties”.

WHEREAS, the Securities Holders are the beneficial owners of the Company Securities, and

WHEREAS, the Company Securities represent 100% of the issued and outstanding share capital of the Company on a Fully Diluted Basis (as defined below), and

WHEREAS, the Buyer desires to purchase from the Securities Holders the Company Securities pursuant to the terms and conditions more fully set forth in this Agreement (the “Acquisition”); and

WHEREAS, following the consummation of the Acquisition in full, the Company will become a wholly-owned Subsidiary of the Buyer; and

WHEREAS, the Board of Directors of the Company and of the Buyer have (i) determined that this Agreement, the Acquisition, and the other transactions contemplated by this Agreement are in the best interests of the Company and the Buyer (as the case may be) and are fair to their respective shareholders, and (ii) approved this Agreement and the Acquisition contemplated therein; and

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

1.	Definitions

1.1.	For purposes hereof:

“Accounts Date” means July 1, 2025.

“Affiliate” means with respect to any person or entity, any person or entity directly or indirectly, controlling such person, controlled by or under common control with such person or entity, without limitation, any general partner, managing member, officer or director of that person or entity, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with that person or entity. For this purpose: “Control” shall mean : (i) the ability to direct, or cause the direction of, the management and policies of the relevant person, whether through the ownership of voting securities, by contract or otherwise, and whether directly or indirectly, or (ii) the beneficial ownership (directly or indirectly, including through one or more intermediaries) of 50% or more of the ownership interests in such person, including the issued and outstanding share capital, voting rights or other ownership interests or the right to appoint the majority of the directors (or the equivalent thereof) in such person;

“Applicable Laws” means all laws, regulations, directives, statutes, subordinate legislation, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal exercising statutory or delegated powers issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all statutory guidance and policy notes having a force of law, in each case to the extent applicable to the parties or any of them, or as the context requires.

“Business Day” means a day other than: (i) any Friday, Saturday or Sunday, or (ii) any other day on which commercial banks in Israel are generally closed for business;

“Buyer Restricted First Closing Shares” means 2,467,055Ordinary Shares and options to purchase Buyer Ordinary Shares, representing together i 5.01% of the issued and outstanding share capital of the Buyer on a Fully Diluted Basis as of immediately prior to the Initial Closing Date, such shares are Restricted, as defined below, and

“Buyer Restricted Additional Closing Shares” means 2,457,206 Ordinary Shares and options to purchase Buyer Ordinary Shares, representing together 4.99% of the issued and outstanding share capital of the Buyer on a Fully Diluted Basis, as of immediately prior to the Initial Closing Date, such shares are Restricted, as defined below, and

“Buyer Option Plan” means the Buyer’s 2015 Israeli Option Plan for the allocation of shares and options to employees, directors, and consultants, of the Buyer.

“Buyer Ordinary Shares” means ordinary shares no par value each of the Buyer.

“Company Option Plan” means the Company’s 2024 Share Option Plan.

“Company Securities” means a total of 1,000,000 Ordinary Shares of the Company of nominal value of 0.01 NIS (the “Ordinary Shares”), 602,005 Preferred Shares of the Company of nominal value of 0.01 NIS (the “Preferred Shares”) and 145,731 Options representing 100% of the issued and outstanding share capital of the Company on a Fully Diluted Basis as of immediately prior to the Effective Date, as may be adjusted on the Initial Closing or the Additional Closing, due to any exercise of Options by the holders of such Options.

“Companies Law” means the Israeli Companies Law 5759-1999.

“Data Protection Law” means all Applicable Laws in connection with data protection and privacy protection which apply to the Group, including without limitation the European Regulation (EU) 2016/679 (the General Data Protection Regulation) and the Israel Privacy Protection Law 5741-1981 and the rules and regulations promulgated thereunder;

“Disclosed” means fully, fairly and specifically disclosed in the Schedule of Exceptions;

“Encumbrances” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, right of first negotiation, right of first notice, preemptive right, title reversion agreement, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement except for any encumbrance or other restriction imposed directly pursuant to this Agreement or under any applicable law.

“Equity Consideration” means the Buyer Restricted First Closing Shares and the Buyer Restricted Additional Closing Shares.

“Escrow Agent” means Ronen Kantor Trust Company Ltd. as appointed by the Parties, or any replacement agreed in writing by the Parties.

“Escrow Agreement” means that certain escrow agreement to be executed between the Parties and the Escrow Agent concurrently with the execution of this Agreement in the form substantially as attached hereto as Schedule 1.1.3.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Executive Securities Holders” means Omer Layani and Tom Bronfeld

“Financial Statements” means the audited consolidated financial statements of the Company (including balance sheet, income statement and statement of cash flows) as of December 31, 2024.

2

“Fully Diluted Basis” means with respect to any person, all issued and outstanding share capital of any class, warrants, options, convertible loans, rights and convertible securities of such person, all on an as-if exercised and as-converted basis (including all rights and promises of any kind that could directly or indirectly result in any right to receive or purchase any of the foregoing). Provided, however, that for the purpose of determining the Equity Consideration to be issued under this Agreement (i) any option, warrant or convertible instrument of Buyer that is not “in the money” as of the Signing Date (i.e., has an exercise or conversion price higher than the Signing Market Price per Buyer Share as of the date of this Agreement) shall be excluded from such calculation and (ii) any such in-the-money options, warrants or convertible instruments shall be included on a net exercise basis, taking into account their respective exercise or conversion prices (so that the number of Buyer Ordinary Shares deemed issued pursuant thereto equals the number of shares that would be delivered upon a cashless/net exercise thereof, based on the Signing Market Price per Buyer Share) and all as detailed in the Simulation attached hereto as Schedule 1.1.4.

“Fundamental Representations” means the representations and warranties set forth in Sections 7.1 (Organization; Good Standing), 7.2 (Share Capital), 7.3 (Subsidiaries; Group Structure), 7.4 (Authorization; Approvals), and 7.6 (Insolvency).

“Governmental Entity” means any government or governmental or regulatory body thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any competent court or arbitral body, exercising executive, legislative, judicial, regulatory or administrative functions, including but not limited to the SEC, the ISA, the TASE, the NASDAQ, FINRA, the ITA and the MCU.

“Group” means, for the purposes of this Agreement, only the Company, as it has no Subsidiaries.

“Indemnification Agreement” means the indemnification agreement with the Company Director in the form substantially as attached hereto as Schedule 4.4.7.

“Intellectual Property” means patents, utility models, trademarks, service marks, trade and business names, registered designs, design rights, copyright rights, trade secrets, confidential information of all kinds and other similar proprietary rights which may subsist in any part of the world and whether registered or not, including, where such rights are obtained or enhanced by registration, any registration of such rights and rights to apply for such registrations;

“ISA” means the Israel Securities Authority.

“ITA” means Israel Tax Authority.

“Inventions” means any patent applications, patents, know-how, technical information, work product, designs, ideas concepts, information, materials, processes, data, programs, improvements, innovations, discoveries, developments, artwork, works of authorship, concepts, drawings, algorithms, techniques, methods, systems, processes, compositions of matter, computer software programs, databases and mask works formulae, other copyrightable works, and technique, whether or not patentable, copyrightable or protectable as trade secrets, irrespective of whether registered as a patent, copyright, trademark or in another form.

“Interim Period” means the period between the Signing Date and the Initial Closing Date (or the earlier termination of this Agreement).

“Key Persons” means Omer Lyani and Dor Hershkowitz.

“Loan Agreement” means the loan agreement to be entered into between the Buyer and the Company at or around the Signing Date, in accordance with the terms detailed in Schedule 9.3.

3

“Material Adverse Effect” means an effect, event, circumstance, development or change that has a material and adverse effect to the business, assets (including intangible assets), liabilities, condition (financial or otherwise) property or results of operation of the Group, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, and none of the following shall be taken into account in determining whether a Material Adverse Effect has occurred: (a) any changes to global or local economic, political, business, financial or securities or capital market conditions (b) any changes or developments generally affecting the industries or markets in which the Group operates, (c) any act of war (whether or not declared), armed hostilities, cyberattacks, sabotage or terrorism, or any escalation or worsening thereof or terrorism threatened or underway as of the date of this Agreement or (c) liabilities not required to be reflected in the Buyer’s financial statements pursuant to IFRS or disclosed in the SEC Reports or (d) any natural disaster or act of God; (e) the failure of the Group to meet any projections, forecasts, estimates as included in the Business Plan and/or Company Budget; (f) any decline in the market price, credit rating of the Company’s securities or any loss of market capitalization (it being understood that the underlying causes of such decline may be considered in determining whether a Material Adverse Effect has occurred, unless otherwise excluded); or (g) actions by or on behalf of the Company or an Affiliate thereof taken at the written request of the Buyer, announcement, or consummation of this Agreement or the transactions contemplated hereby.

“MCU” means the Medical Cannabis Unit with the Israeli Ministry of Health (Misrad Habriut).

“NASDAQ” means the NASDAQ-CM market.

“Ongoing Agreement” means (a) any material agreement entered into by the Company with any third party for the provision of current or future services and/or products of the Company, which remains in full force and effect for a minimum period of ten (10) years, subject only to customary and reasonable termination provisions; and; (b) any agreement entered into between TFGL Master IP, LLC and any cannabis brand, pursuant to which TFGL Master IP, LLC has been granted rights to use such brand and has in turn granted or committed to grant the Company a sublicense or right to use such brand in its operations, including by way of a sublicense agreement.

This definition includes, without limitation, agreements which fall under both categories (a) and (b) above, such as: (i) that certain license agreement entered into between the Company and TFGL Master IP, LLC, dated February 3, 2025 (the “TFGL License Agreement”); and (ii) that certain collaboration agreement entered into between the Company, Ganja Geek Ltd., and TFGL Services, LLC, dated February 3, 2025 (the “Tri-Party Agreement”).

“Options” means all issued and outstanding options to purchase Ordinary Shares or Preferred Shares of the Company, including but not limited to options granted under Section 102 and Section 3(i) of the Israeli Income Tax Ordinance, whether vested or unvested, as detailed in Schedule 7.21B. The number of Options shall be updated to reflect the actual number of options issued and outstanding as of the Initial Closing Date and the Additional Closing Date.

“102 Trustee” means the trustee appointed for the administration of 102 Buyer Options granted under Section 102 of the Israeli Income Tax Ordinance.

“3(i) Options” means Options granted under Section 3(i) of the Israeli Income Tax Ordinance.

“Ordinance” means the Israeli Income Tax Ordinance [New Version] 5721-1961 and all the regulations, rules and orders promulgated thereunder.

“Permits” means any approvals, authorizations, consents, licenses or permits of a Governmental Entity.

4

“Person” means (i) any individual, firm, company, limited liability company, joint stock corporation or other company, governmental body, joint venture, association, trust or partnership, works council, or any other entity of any kind (whether or not having a separate legal personality), and (ii) a reference to that person’s legal personal representatives and successors.

“Pro Rata Basis” means each of the Securities Holders respective holding in the issued and outstanding share capital of the Company on a Fully Diluted Basis immediately prior to the consummation of the Acquisition.

“Registrable Securities” means (a) the Buyer Restricted First Closing Shares, the Buyer Restricted Additional Closing Shares and any Buyer Options (and any Buyer Ordinary Shares issued or issuable upon the exercise thereof), (b) any additional Buyer Ordinary Shares, options, warrants or other equity securities of Buyer issued or issuable to the Securities Holders pursuant to this Agreement, and (c) any equity securities issued or issuable with respect to the securities described in clauses (a) and (b) above as a result of any share split, share dividend, recapitalization, exchange or similar transaction; provided that, in each case, Registrable Securities shall cease to be Registrable Securities when (i) a registration statement covering such securities has been declared effective by the SEC and such securities have been sold thereunder, (ii) such securities have been sold pursuant to Rule 144 under the Securities Act (or any successor rule) without any volume or manner-of-sale restrictions, (iii) such securities are transferable without restriction pursuant to Rule 144 (including the availability of current public information) and without the requirement that Buyer be in compliance with any public information obligations, or (iv) such securities are no longer outstanding. “Restricted” means securities disposed in compliance with applicable United States state and federal securities laws and pursuant to the provisions of the Lock-up Agreement.

“ROC” means the Israel Registrar of Companies.

“Rule 144” means Rule 144 promulgated by the SEC under the Securities Act of 1933, as amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 103K” means Section 103K of the Ordinance as amended from time to time

“103k Tax Ruling” means a tax ruling of the ITA confirming the Acquisition under this Agreement, for Israeli tax purposes, as a tax-free acquisition pursuant to Section 103K, subject to statutory or customary conditions associated with such a ruling to be included within the ruling.

“Schedule of Exceptions” shall have the meaning ascribed to it in Section 7 below.

“Securities Act” means The U.S. Securities Act of 1933.

“Securities Holders” means collectively the (i) holders of the Company Issued and Outstanding Share Capital and (ii) the holders of Options, all as listed in Exhibit A attached herewith.

“Signing Date” means the date on which this Agreement is duly executed by all Parties.

“Signing Market Price” means the closing price per Buyer Ordinary Share on the Nasdaq as of the trading day immediately preceding the Effective Date.

“Subsidiary” means any person of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by Company directly or indirectly through one or more intermediaries.

5

“TASE” means the Tel Aviv Stock Exchange.

“Tax” or “Taxation” means and includes all forms of taxation and statutory and governmental, state, provincial, local governmental or municipal charges, income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies, escheat or other governmental charges, duties, contributions and levies, withholdings and deductions wherever and whenever imposed and all related penalties, charges, costs and interest, and shall include any liability for such amounts as a result of (i) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (ii) a contractual obligation to indemnify any person or other entity.

“Taxation Authority” means the ITA and any governmental or other authority competent to impose Taxation in each jurisdiction in which the Company or any Subsidiary operates.

“Tax Returns” mean all material tax returns, statements, forms and reports (including, elections, declarations, disclosures, schedules, estimates and informational tax returns) for Taxes.

“Transaction Agreements” means this Agreement, the Company Amended Restated Articles, the Indemnification Agreement, the Lock-Up Agreement, and all other documents and contractual obligations to be executed and delivered in connection herewith and therewith.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by ITA that is applicable to the payments to be made pursuant to this Agreement, stating that no withholding, or reduced withholding, of Tax is required with respect to such payment, including, but not limited to the 103K Tax Ruling.

1.1.	Terms not defined in Section 1.1, shall have the meaning ascribed to them anywhere else in this Agreement.

1.2.	Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders.

1.3.	The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement. The word “includes” and “including” and their syntactical variants mean “includes, but is not limited to” and “including, without limitation,” and corresponding syntactical variant expressions.

1.4.	The recitals, schedules, appendices, annexes and exhibits hereto form an integral part of this Agreement.

2.	The Transactions; The Closing.

2.1.	The Buyer hereby commits to purchase from the Securities Holders and the Securities Holders hereby commit to sell to the Buyer all the Company Securities, as follows:

2.1.1.	At the Initial Closing (as defined below), all the Securities Holders shall severally but simultaneously, sell, assign, transfer, and deliver to the Buyer 50% of the Company Securities held by them (with respect to holders of Options, the termination of 50% of the Options against issuance of corresponding Buyer Options, with the 102 Buyer Options for the applicable portion of the Restricted Additional Closing Shares shall be issued to the 102 Trustee on behalf of the grantees thereof as detailed below), as detailed in Exhibit A attached hereto (the “First Closing Company Shares”), free from all Encumbrances, and Buyer will (i) purchase good and valid title to the First Closing Company Shares, in consideration for the Buyer Restricted First Closing Shares in accordance with the allocation set out in Exhibit A attached hereto (the 102 Buyer Options issued to the holders of the Options for the applicable portion of the Restricted Additional Closing Shares shall be issued to the 102 Trustee on behalf of the grantees thereof); all on the terms and subject to the conditions set forth in this Agreement, so that upon the Initial Closing, Buyer shall own 50% of the issued and outstanding share capital of the Company, on a Fully Diluted Basis.

6

2.1.2.	At the Additional Closing (as defined below), all the Securities Holders shall severally but simultaneously, sell, assign, transfer, and deliver to the Buyer the remaining 50% of the Company Securities held by them (with respect to holders of Options, the termination of 50% of the Options against issuance of corresponding Buyer Options, with the 102 Buyer Options for the applicable portion of the Restricted Additional Closing Shares shall be issued to the 102 Trustee on behalf of the grantees thereof, as detailed below), as detailed in Exhibit A attached hereto (the “Additional Closing Company Shares”), free from all Encumbrances, and Buyer will (i) purchase good and valid title to the Additional Closing Company Shares, in consideration for the Buyer Restricted Additional Closing Shares in accordance with the allocation set out in Exhibit A attached hereto; all on the terms and subject to the conditions set forth in this Agreement, so that upon the Additional Closing, Buyer shall own 100% of the issued and outstanding share capital of the Company, on a Fully Diluted Basis.

2.2.	Initial Closing.

2.2.1.	The initial closing of the transactions contemplated hereby (the “Initial Closing”) shall take place remotely, via the exchange of documents and signatures, on the fifth Business Day after the date that all of the conditions to the closing set forth in Sections 4.2, 4.3 and 4.4 shall have been satisfied or waived by the Party entitled to waive the same (other than those conditions which, by their terms, are to be satisfied or waived at the Initial Closing), or at such other time and place as the Securities Holders and the Buyer may jointly designate. The date on which the Initial Closing actually takes place is referred to in this Agreement as the “Initial Closing Date”.

2.2.2.	Effective as of the Initial Closing is a commercial distribution arrangement relating to the Flowery branded products, in accordance with the terms detailed in Schedule 2.2.2 attached hereto.

2.3.	Termination. In the event that the Initial Closing does not take place within six (6) calendar months of the Effective Date (the “Long Stop Date”), this Agreement may be terminated immediately by either the Company or the Buyer without giving rise to any right or claim by any Party hereto, excluding claims for breach of obligations by any party hereto prior to such termination, provided that (i) the termination right detailed in this Section 2.2.2 shall not be available to the Party whose failure to fulfil any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Initial Closing to occur prior to the Long Stop Date and that the Party seeking termination pursuant to this subsection is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; (ii) nothing in this Section 2.2.2 shall relieve any party from liability for fraud or willful misconduct or the willful breach of any provisions of this Agreement, and (iii) the provisions of Sections 12.8, 12.9, 12.10, 12.13, 12.14, 12.15, 12.16, 12.17, 12.18, 12.19, 12.21, and 12.24 will remain in force and survive any termination of this Agreement.

7

Additional Closing. The additional closing of the transactions contemplated hereby (the “Additional Closing”) shall take place remotely, via the exchange of documents and signatures, on the fifth Business Day after the occurrence of the earlier of (i) the achievement by the Company or by the Buyer (in the event that the business activities underlying the Ongoing Agreement will be conducted by the Buyer, and in such event, all such business activities shall be conducted by Buyer through a dedicated and separate bank account and accounting ledger), as the case may be, of Positive Operating Profitability (as defined below) of such business activities (whether conducted by the Company or by the Buyer) for a period of at least three (3) consecutive calendar months, such determination to be provided by the Party conducting the business activities to the other Party in writing (and if conducted by the Buyer, immediately following a request by the Authorized Representatives), at any time after the lapse of at least three (3) calendar months as of Initial Closing and shall be deemed binding upon the Parties), and (ii) the second annual anniversary of the Initial Closing Date, provided that the conditions to the Additional Closing as per Section 5.2 have been met. The date on which the Additional Closing actually takes place is referred to in this Agreement as the “Additional Closing Date”.

“Positive Operating Profitability” means operating income (calculated as revenues minus operating expenses, excluding interest, taxes, and extraordinary or non-recurring items, and determined in accordance with generally accepted accounting principles consistently applied) is greater than zero, as shall be determined by the auditors of the entity conducting the business activities underlying the Ongoing Agreements, provided that such auditors consist of one of the big four accounting firms and if not, the Positive Operating Profitability of the Company shall be determined by third party auditors consisting of one of the big four accounting firms mutually selected by the Parties).

2.4.	Regulation D Transactions. It is the intention of the Parties hereto that the issuance of the Equity Consideration to each of the Securities Holders shall be made pursuant to an exemption from the registration requirements of Section 5 of the Securities Act in reliance upon Rule 506(b) of Regulation D and/or Section 4(a)(2) under the Securities Act and similar exemptions under applicable securities laws of any state of the United States.

2.5.	Option Treatment. Subject to the 103K Tax Ruling and the provisions of Section 4.1.9, each Option shall automatically be converted into an option to acquire, on the same vesting and exercisability terms and conditions as were applicable under the Company Option Plan to such Option immediately prior to the Initial Closing (but otherwise subject to the terms and conditions of the Buyer Option Plans), the number of Buyer Ordinary Shares determined in accordance with the Pro Rata Basis, rounding down to the nearest whole number of shares, at the same exercise price in the aggregate for all Options issued to each grantee thereof, rounding up to the nearest whole cent (“Buyer Options”). 50% of the Buyer Options shall be issued to holders of the Options upon the Initial Closing and 50% of the Buyer Options shall be issued to the Escrow Agent for the benefit of the holders of the Options and released by the Escrow Agent to the holders of the Options upon the consummation of the Additional Closing. Notwithstanding, Buyer Options granted under Section 102 of the Israeli Income Tax Ordinance shall be issued to the 102 Trustee, unless otherwise permitted to be issued to the Escrow Agent under the Options Tax Ruling.

8

3.	The Escrow Mechanism.

3.1.	In order to ensure the occurrence of the Additional Closing in accordance with Section 2.3 and the consummation of the Acquisition in full, the Parties shall, at the Initial Closing, appoint an independent Escrow Agent pursuant to an Escrow Agreement in form and substance reasonably satisfactory to the Parties.

3.2.	The Escrow Agent shall hold the instruments, funds, certificates and/or other deliverables required for the completion of the Additional Closing and shall release the same to the respective Parties automatically upon the occurrence of the Additional Closing (and satisfaction of the conditions precedent set forth above), without need for further action by the Parties, as follows:

3.2.1.	At the Initial Closing, the Securities Holders shall transfer to the Escrow Agent the Additional Closing Company Shares (and with respect to holders of Options, signed Swap Acknowledgement Forms in respect of such Options subject to the consummation of the Additional Closing in the form attached hereto as Schedule 3.2.1), to be held by the Escrow Agent solely on behalf and for the benefit of the Buyer and the Securities Holders as the case may be (the “Relevant Beneficiaries”), in accordance with the terms of the Escrow Agreement and this Agreement, until the occurrence of the Additional Closing.

3.2.2.	At the Initial Closing, the Buyer shall issue to the Escrow Agent the Buyer Restricted Additional Closing Shares (and with respect to holders of Options, signed option grant agreements for the applicable portion of the Buyer Options to purchase Restricted Additional Closing Shares, subject to the consummation of the Additional Closing) to be held by the Escrow Agent solely on behalf and for the benefit of the Relevant Beneficiaries, in accordance with the terms of the Escrow Agreement and this Agreement, until the occurrence of the Additional Closing.

3.2.3.	Until the occurrence of the Additional Closing, the Additional Closing Company Shares and the Buyer Restricted Additional Closing Shares shall be deemed held for all legal and beneficial purposes by the Escrow Agent for the benefit of the Relevant Beneficiaries, and no third party shall have any rights whatsoever in or to such shares and securities, except as expressly provided in the Escrow Agreement.

3.2.4.	At the occurrence of the Additional Closing, the Escrow Agent shall transfer simultaneously the Additional Closing Company Shares and the signed termination notices of the remaining portion of the Options to the Buyer and the Buyer Restricted Additional Closing Shares to the Securities Holders, the applicable portion of the Buyer Options to the holder of the Options with the 102 options to the 102 Trustee, on a Pro Rata Basis, and as detailed in Exhibit A attached hereto.

3.3.	The Escrow Agent and the Parties shall act in accordance with the terms of the Escrow Agreement.

4.	Actions at Initial Closing.

4.1.	Actions at Initial Closing. At the Initial Closing, the following actions shall occur, all of which shall be deemed to take place simultaneously and no action shall be deemed to have been completed or any document shall be deemed to have been delivered until all such actions have been completed and all such documents have been delivered (unless waived in writing by the relevant Party for whose benefit such action should have been completed or such document or certificate should have been delivered):

4.1.1.	Resolutions. Each of the Parties shall deliver to the other Parties copies of the resolutions and consents of its requisite organs approving the execution, delivery and performance by such Party of this Agreement and any other Transaction Agreements it is a party to, including all of the transactions contemplated hereunder and thereunder and all exhibits and appendices attached hereto and thereto;

9

4.1.2.	Share Transfer Deeds. Each of the Securities Holders shall deliver to Buyer and, as applicable, to the Escrow Agent a copy of validly executed share transfer deeds contemplating the transfer of the applicable Initial Closing Company Shares, and, as applicable Additional Closing Company Shares, in the form attached hereto as Schedule 4.1.2.

4.1.3.	Escrow Agreement. The Parties and the Escrow Agent shall execute the Escrow Agreement in the form attached hereto as Schedule 4.1.3.

4.1.4.	D&O Insurance. The Key Persons (including Omer Layani in his capacity as a member of the Board of Directors of the Company) shall be covered under the Buyer’s D&O insurance as in effect on the Initial Closing Date (having an expansion for Retiring Board Members), and if such Key Persons are not covered as of the Initial Closing Date under Buyer’s D&O insurance, the Company shall within 30 days as of the Initial Closing Date, purchase such insurance policy (with expansion for Retiring Board Members) in accordance with customary terms and conditions for such policies.

4.1.5.	Termination of Founders Agreement. Founders’ Agreement dated February 2023 shall terminate in accordance with the termination agreement in the form attached hereto as Schedule 4.1.5.

4.1.6.	The Company shall deliver to Buyer the following documents:

4.1.6.1.	Board of Directors. Copies of resolutions of the Board of the Company in the form attached hereto as Schedule 4.1.6.1 by which, inter alia (i) the execution, delivery and performance by the Company of the Transaction Agreements, and the Acquisition contemplated hereby and thereby shall be approved; (ii) the recommendation to the Shareholders of the Company to approve the Acquisition and the replacement of the Articles of Association of the Company with the Company Amended and Restated Articles;

4.1.6.2.	Shareholders. Copies of the resolutions of the Company’s shareholders in the form attached hereto as Schedule 4.1.6.1A, by which the Acquisition contemplated hereby shall be approved and the Articles of Association of the Company shall be replaced, in effect as of Initial Closing, with the Amended and Restated Articles of Association attached hereto as Schedule 4.1.6.2B (the “Company Amended and Restated Articles”);

4.1.6.3.	Share Register. The Company shall register the sale of the First Closing Company Shares to the Buyer in the share register of the Company and deliver to the Buyer within 24 hours of the Initial Closing a copy thereof, certified by the Company’s Chief Executive Officer as of the date of the Initial Closing, in the form attached hereto as Schedule 4.1.6.3.

10

4.1.7.	The Flowery Approval. The Company shall deliver to the Buyer a duly executed written approval by TFGL MASTER IP, LLC (“Flowery”), confirming its consent to the consummation of the Acquisition under this Agreement, in the form attached hereto as Schedule 4.1.7.

4.1.8.	Tom Bronfeld shall resign from his position as member of the board of directors of the Company.

4.1.9.	Company Options Treatment. As of immediately prior to the Initial Closing, without any action on the part of the holders thereof:

4.1.9.1.	The Company shall have obtained the 103K Tax Ruling, which shall among other things include (a) that the exchange of the Company 102 Options in accordance with Section 4.1.92.5 shall not be regarded as a violation of Section 102 of the ITO so long as the Buyer Options for which the Company 102 Options are exchanged (and shares issued upon the exercise thereof) are deposited with the 102 Trustee until the end of their applicable holding period under Section 102 of the ITO and in accordance with the terms of such 103K Tax Ruling; and (b) the exchange of Options granted pursuant to Section 3(i) of the ITO for options to purchase Buyer Ordinary Shares shall not be subject to payment of Israeli Tax until the exercise of such Buyer Options (which ruling may be subject to customary conditions and adjustments regularly associated with such a ruling and which may include additional issues that are raised by the ITA in light of the factual background of the ruling request) (the “Options Tax Ruling”).

4.1.9.2.	The Company shall include in the request for the Options Tax Ruling a request to exempt the Buyer, the 102 Trustee and their respective agents from any withholding obligation in relation to any deliveries made with respect to any Company 102 Options or the conversion thereof. The Company shall use reasonable efforts to obtain the Options Tax Ruling prior to the Initial Closing.

4.1.9.3.	If the Options Tax Ruling is not granted prior to the Initial Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Initial Closing an interim Tax ruling confirming, among other things, that the Buyer, the 102 Trustee and their respective agents and any other person acting on their behalf shall be exempt from Israeli withholding Tax in relation to any deliveries made with respect to any Company 102 Shares or the conversion of Company 102 Options (the “Interim Options Tax Ruling”). To the extent that, prior to the Initial Closing, an Interim Options Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained. Prior to the Initial Closing, the Company’s Board (or, if appropriate, any committee thereof) shall adopt such resolutions and take such other actions as are necessary, including, without limitation, providing any required notices and obtaining any required consents (if any), to effectuate the provisions of this Section 4.1.9.

4.1.9.4.	Buyer shall take all corporate action necessary for the assumption of the Options and issuance of the Buyer Options pursuant to Section.4.1.9, including reserving for issuance a sufficient number of Buyer Ordinary Shares for delivery upon exercise of the Buyer Options.

11

4.1.9.5.	The exchange of the Options for Buyer Options shall be effected subject to and in accordance with the terms of the Options Tax Ruling or, as applicable, Interim Options Tax Ruling and the ITO and applicable Israeli Law to ensure that, to the extent possible, the Buyer Options shall enjoy the Tax benefits set forth in such rulings.

4.2.	Conditions to Initial Closing of all Parties. The Parties’ obligation to consummate the Initial Closing is subject to the satisfaction and fulfillment, on or before the Initial Closing, of each of the following conditions (any or all of which may be waived, in whole or in part, by the written consent of all Parties hereto, at its sole discretion):

4.2.1.	Consents of and Filings to Governmental Entities. The consents of and/or Filings to the Governmental Entities listed in Schedule 4.2.1 shall be obtained and effective as of Initial Closing.

4.2.2.	No Action. No proceeding shall be pending before any court or judicial body to prohibit or materially restrain the transactions contemplated by this Agreement.

4.2.3.	No Applicable Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity preventing, materially restraining, prohibiting or making illegal the consummation of the transactions contemplated by this Agreement, shall be outstanding and in effect.

4.2.4.	Options Tax Ruling. The Company shall have obtained the Options Tax Ruling or Interim Options Tax Ruling, as provided under Section 4.1.9 above), deferring all tax liabilities, unless the relevant Securities Holders have decided to waive the attainment of such ruling.

4.3.	Conditions to Initial Closing by Buyer. Buyer’s obligation to consummate the Initial Closing is subject to the satisfaction and fulfillment, on or before the Initial Closing, of each of the following conditions (any or all of which may be waived, in whole or in part, by the Buyer, at its sole discretion):

4.3.1.	Accurate Representations and Warranties. The representations and warranties of the Company and the Securities Holders contained in Section 7 were true and correct when made and shall be true and correct in all material respects as of the Initial Closing.

4.3.2.	Performance. The Company shall have performed and complied in all material respects with all covenants and obligations contained in this Agreement that are required to be performed or complied with by it on or before the Initial Closing.

4.3.3.	Company Amended and Restated Articles of Association. The Company Amended and Restated Articles of Association shall be in full force and effect as of the Initial Closing.

4.3.4.	Qualifications. All Permits of Governmental Entities that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Initial Closing.

4.3.5.	Compliance Certificate. The CEO of the Company shall deliver to Buyer at the Initial Closing a certificate certifying that the conditions specified in Sections 4.3.1, 4.3.2, have been fulfilled, in the form attached hereto as Schedule 4.3.3.

4.3.6.	No Material Adverse Effect. No Material Adverse Effect has occurred between the date of this Agreement and the Initial Closing Date, and is continuing as of the Initial Closing Date, with respect to the Group.

12

4.3.7.	Financial Status. Company shall have paid or made arrangements for payment of any and all indebtedness and all payment obligations of the Company accrued or otherwise due and owning as of Initial Closing, except as agreed with the Buyer (the “Financial Basis”). Unless agreed otherwise with the Buyer, in the event Company fails to achieve the Financial Basis, the Parties will negotiate in good faith an adjustment to the number of the Buyer Restricted Additional Closing Shares to give equitable expression to achieve the Financial Basis upon the Initial Closing.

4.3.8.	Lock-Up Agreements. The Company shall have delivered the Lock-Up Agreement duly executed by each of the Securities Holders in substantially the form attached as Schedule 4.3.8 hereto (the “Lock-up Agreement”), and each Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Initial Closing.

4.3.9.	Retention of Key Persons. The Key Persons shall continue to provide services to the Company through the Initial Closing, shall not have provided notice of his/her intention to terminate his or her engagement with the Company and shall have executed a letter of continued engagement letter until the elapse of the earlier of (i) thirty six (36) months period following the Initial Closing and (ii) twelve (12) months period following the Additional Closing, (“Retention Period”) in the form attached hereto as Schedule 4.3.7A and Schedule 4.3.9B respectively, unless in the event that a Key Person’s employment is terminated by the Company without Cause (as defined herein) or by the Key Person for Good Reason (as defined herein).

In the event that a Key Person’s engagement with Company is terminated by the Company and/or a Key Person’s employment with Buyer is terminated by the Buyer, without Cause (as defined herein) or by the Key Person for Good Reason (as defined herein), such Key Person shall be entitled to all rights and benefits as if he/she had remained engaged through the end of the Retention Period, and shall not be deemed a “Bad Leaver” or breach for any purpose under this Agreement or any related Transaction Agreement. “Good Reason” means (i) a material reduction in the Key Person’s compensation or benefits (other than in connection with a general reduction applicable to all senior executives of the Company), (ii) a material diminution in the Key Person’s duties or responsibilities, provided that changes in title, reporting lines, or organizational structure alone shall not constitute Good Reason so long as the Key Person retains substantially similar duties and responsibilities in the aggregate, or (iii) Key Person’s inability to perform the Key Person’s duties on account of a severe illness for a period of 90 consecutive days (Notwithstanding the foregoing, no event shall constitute Good Reason unless (x) the Key Person provides written notice to the Company within thirty (30) days after the occurrence thereof, (y) the Company fails to cure such event within thirty (30) days following its receipt of such notice, and (z) the Key Person terminates his or her service within thirty (30) days after the expiration of the Company’s cure period). “Cause” means (a) the Key Person’s willful misconduct or gross negligence in the performance of the Key Person’s duties; (b) the Key Person’s dishonesty or breach of fiduciary duty or any other willful act or omission that results, or could reasonably be expected to result, in material harm (financial or reputational) to the Company (b) the Key Person’s commission of fraud, embezzlement, dishonesty or other willful misconduct that results in material harm to the Company; (c) the Key Person’s conviction of, or plea of guilty to, a felony or a crime involving moral turpitude or any other offense that materially impairs the Key Person’s ability to perform his or her duties to the Company (d) the Key Person’s material violation of applicable law, regulation, or stock exchange rule, to the extent such violation causes material harm to the Company and (e) the Key Person’s habitual or repeated neglect of duties, continued failure or refusal to perform the Key Person’s duties in any material respect, or abandonment of employment, which (if curable) is not cured within thirty (30) days after written notice thereof.

13

4.3.10.	Ongoing Agreements. Each of the agreements of the Company existing prior to the Initial Closing shall remain effective and in full force and effect in accordance with their terms as of the Initial Closing Date, without any amendment, waiver, or other adverse modification, when applicable. In addition, all necessary written consents or confirmations from third parties (shall have been validly obtained by the Company and delivered to the Buyer on or prior to the Initial Closing

4.4.	Conditions to Initial Closing by the Company and Securities Holders. The Company’s and Securities Holders obligation to consummate the Initial Closing is subject to the satisfaction and fulfillment, on or before the Initial Closing, of each of the following conditions (any or all of which may be waived (except for 4.4.3, 4.4.4, 4.4.5), in whole or in part, by the Company and/or any of the Securities Holders, at their sole discretion):

4.4.1.	Accurate Representations and Warranties. The representations and warranties of the Buyer set forth in Section 8 hereof were true and correct when made and shall be true and correct in all material respects as of the Initial Closing.

4.4.2.	Performance. The Buyer shall have performed and complied with all covenants and obligations contained in this Agreement that are required to be performed or complied with by it on or before Initial Closing.

4.4.3.	Compliance Certificate. Buyer shall deliver to the Securities Holders at the Closing a certificate certifying that the conditions specified in Sections 4.3.14.4.1 and 4.4.2 have been fulfilled, in the form attached hereto as Schedule 4.4.3.

4.4.4.	Payment. At the Initial Closing, the Buyer shall have issued the Buyer Restricted Initial Closing Shares to the relevant Securities Holders on a Pro Rata Basis and to the Escrow Agent, the Buyer Restricted Additional Closing Shares (and with respect to the Buyer Options granted under Section 102 of the Israeli Income Tax Ordinance, such shall have been issued to the 102 Trustee, unless otherwise permitted to be issued to the Escrow Agent under the Options Tax Ruling), all in accordance with the provisions this Agreement.

4.4.5.	Guarantees. Buyer shall release the Securities Holders and Key Personnel, as applicable, from all personal guarantees.

4.4.6.	Banks. All necessary approvals from Buyer’s banks shall have been obtained.

4.4.7.	Indemnification Agreement. The Buyer shall have delivered to Company Director a duly signed Indemnification Agreement in the form attached hereto as Schedule 4.4.7.

5.	Actions at Additional Closing.

5.1.	At the Additional Closing, the following actions shall occur, all of which shall be deemed to take place simultaneously and no action shall be deemed to have been completed or any document shall be deemed to have been delivered until all such actions have been completed and all such documents have been delivered (unless waived in writing by the relevant Party for whose benefit such action should have been completed or such document or certificate should have been delivered):

5.1.1.	The Escrow Agent shall transfer simultaneously the Additional Closing Company Shares to the Buyer and the Buyer Restricted Additional Closing Shares to the Securities Holders (and with respect to the Buyer Options granted under Section 102 of the Israeli Income Tax Ordinance, such shall be issued to the 102 Trustee), as detailed in Exhibit A attached hereto.

14

5.1.2.	The Company shall register the sale of the Additional Closing Company Shares to the Buyer in the share register of the Company and deliver to the Buyer within 24 hours of the Additional Closing a copy thereof, certified by the Company’s Chief Executive Officer as of the date of the Additional Closing, in the form attached hereto as Schedule 4.1.6.3.

5.2.	Conditions to Additional Closing by Buyer. Buyer’s obligation to consummate the Additional Closing is subject to the satisfaction and fulfillment, on or before the Additional Closing, of each of the following conditions (any or all of which may be waived, in whole or in part, by the Buyer, at its sole discretion):

5.2.1.	Retention of Key Persons. The Key Persons shall continue to be engaged by the Company through the Additional Closing, shall not have provided notice of his/her intention to resign his or her employment with the Company, unless in the event that a Key Person’s engagement is terminated by the Company without Cause or by the Key Person for Good Reason.

5.2.2.	No Criminal Activities. The allegation or conviction of, or plea of guilty to, a felony or a crime by (i) any of the Key Persons or (ii) by any other employees, officers or executives either having a Material Adverse Effect on the Company that cannot be cured or avoided by assigning the rights and obligations under the Ongoing Agreement to Buyer (to the extent not already assigned) or (ii) the conviction of which may result in the termination suspension of the Buyer’s Permit from the MCU.

5.2.3.	Ongoing Agreements. Each of the Ongoing Agreements existing prior to the Initial Closing, shall remain effective and in full force and effect in accordance with their terms as of the Additional Closing Date, without any amendment, waiver, termination, or other modification adversely affecting the Company’s rights under the Ongoing Agreements (other than amendments, waivers, termination, or other modifications that are pre-approved by Buyer) that results from any act or omission of the Executive Securities Holders, Guy Ben-Artzi (who is a Securities Holder) or anyone legally acting on behalf of any of them.

6.	Post Closing Actions

6.1.	Post Closing Buyer Board of Directors. At Initial Closing, the Securities Holders which are then not prohibited by the MCU from being an Interested Party (as such term is defined under the Israeli Securities Law, 5728-1968) shall be entitled to recommend one (1) individual for appointment to Buyer’s Board of Directors (the “Company Director”). Subject to receipt of all required corporate approvals and compliance with applicable law, Buyer shall take all necessary actions to appoint the Company Director as a member of its Board of Directors. The Company Director shall serve on the same terms and conditions as all other directors of Buyer, including, without limitation, with respect to compensation, indemnification and directors’ and officers’ liability insurance. The Company Director shall be subject to all applicable reappointment procedures and qualification requirements under Israeli law, Nasdaq rules and any other applicable corporate governance standards.

6.2.	Executive Officers. Immediately following the Initial Closing, the Key Persons of the Company shall be employed by the Buyer in such executive positions as shall be determined mutually by the Buyer and the Key Persons. For the avoidance of doubt, nothing in this Agreement shall obligate the Buyer to retain any specific officer or to assign any particular role, title, or responsibility, and the Buyer shall be entitled to restructure the executive team as it deems appropriate following the Initial Closing.

15

7.	Representations & Warranties of the Company and the Securities Holders

The Company and the Securities Holders, severally and not jointly hereby represent and warrant to the Buyer as follows, as of the date hereof and as of the Initial Closing Date (except, to the extent that a representation is expressly made as of a specific date, in which case such representation is, and shall at Initial Closing be, made as at such specified date and as of the Initial Closing Date), and acknowledge that the Buyer is entering into this Agreement in reliance thereon, subject to the disclosures set forth in the Schedule of Exceptions attached hereto as Schedule 7 (the “Schedule of Exceptions”), if any, which disclosures shall be deemed to be part of the representations and warranties made hereunder:

7.1.	Organization, Good Standing. The Company is duly organized and validly existing under the laws of Israel, and has full corporate power and authority to carry on its business as presently conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which it operates and in which the failure to so qualify would not have a Material Adverse Effect. The Company has all requisite power and authority to execute and deliver the Transaction Agreements as contemplated hereby or which are ancillary hereto and to consummate the transactions contemplated hereby and thereby. The Company is not in violation of reporting and payment obligations under applicable legal requirements of the ROC.

7.2.	Share Capital. The authorized share capital of the Company is, and shall be as of the Initial Closing, ILS 100,000 divided into 99,000,000 ordinary shares of ILS 0.01 nominal value each and 1,000,000 Preferred Shared of ILS 0.01 nominal value each. All outstanding shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable and other than under the Articles of Association of the Company are free and clear of any Encumbrances. Except as set forth in Schedule 7.2, and in the Articles of Association of the Company there are no outstanding or authorized options, warrants, convertible securities, preemptive rights, rights of first refusal or similar rights, or other agreements, arrangements or commitments of any kind obligating the Company to issue or sell any equity securities or any securities convertible into or exercisable for equity securities of the Company.

7.3.	Subsidiaries; Group Structure. The Company does not have, and has never had, any subsidiaries, nor does it hold, directly or indirectly, any equity, voting, or other ownership interest in any other legal entity. Accordingly, the Company is not part of a group of companies. All issued and outstanding shares of the Company have been duly authorized and validly issued, are fully paid and non-assessable, and are free and clear of any Encumbrances, except as specifically detailed in Schedule 7.3 and in the Articles of Association of the Company:

7.3.1.	There is no agreement or commitment to create any Encumbrance over any of the shares of the Company.

7.3.2.	Other than the Options, there are no agreements or commitments outstanding which call for the issuance of any shares, debentures or other securities of the Company or to grant any person the right to call for the issuance of such securities.

7.3.3.	The Company does not hold any interest in the share capital of any other company or entity.

16

7.3.4.	The Company does not act or carry on business in partnership with any other person and is not a party to any joint venture.

7.3.5.	The Company has no branch, agency, place of business or permanent establishment outside its jurisdiction of incorporation.

7.4.	Authorization; Approvals. The Company has full power and authority to enter into and perform this Agreement and the other Transaction Agreements to which it is a party and all other documents which are to be executed and delivered by the Company at the Initial Closing. All corporate action on the part of the Company, its directors and its shareholders, to the extent required under its organizational documents or under any applicable law, for the authorization, execution and delivery of the Transaction Agreements, the performance of all obligations of the Company thereunder has been taken prior to the Initial Closing, and the Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except to the extent that such enforceability is subject to, and limited by, (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Subject to the fulfillment of all conditions to Initial Closing set out in Section 4.2 of this Agreement and as disclosed in Schedule 7.4, the execution, delivery and performance by the Company of the Transaction Agreements will not constitute a breach of any applicable laws or regulations in any relevant jurisdiction or result in a breach of or constitute a default under (i) any provision of the certificate of incorporation or any other organizational documents of the Company or any Subsidiary; (ii) any order, judgment or decree of any court or Governmental Entity by which the Company or any Subsidiary is bound; (iii) any material agreement or instrument to which the Company or any Subsidiary is a party or by which it is bound; or (iv) result in the termination or impairment of any license, approval, permit or authorization issued by any Governmental Entity to any entity within the Group.

7.5.	Constitutional and Corporate Matters. The copies of the incorporation documents of the Company, have been provided to the Buyer, are complete and accurate and fully set out the rights and restrictions attaching to the shares of the Company. The statutory books required to be maintained under the Companies Law (or under any equivalent legislation under another jurisdiction that applies to the Group Companies) of the Company have been properly kept in all material respects, they are up to date and contain complete and accurate details of all matters required by applicable laws to be entered in them. No written notice that any of them is incorrect or should be rectified has been received by the Company.

7.6.	Insolvency. The Company is not insolvent or unable to pay its debts as they fall due or has stopped paying its debts. No order has been made, or resolution passed for the winding up of the Company. No administrator or any receiver or manager has been appointed by any Person in respect of the Company or all or any of its assets and to the knowledge of the Company and the Security Holders, no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed. The Company has not become subject to any analogous proceedings, appointments, or arrangements under the laws of any applicable jurisdiction.

7.7.	Governmental Entities Consents and Filings. No Permits with any Governmental Entity is required on the part of the Company for the consummation of the transactions contemplated by this Agreement, except for those set out in Schedule 7.7 hereto.

17

7.8.	Litigation. Except as listed on Schedule 7.8 the Schedule of Exceptions, there is no claim, action, suit, proceeding, arbitration, criminal charge or to the knowledge of the Company and the Security Holders investigation pending or, to the Company and the Security Holders’ knowledge, currently threatened (i) against the Company, or any Subsidiary, or any of its officers or directors (in their capacity as such), and there are no circumstances likely to give rise to any such proceedings; or (ii) that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate of the transactions contemplated thereby, or that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiary is a party to or named as subject to the provisions of any order, writ, injunction, judgment or decree of any court.

7.9.	Arrangements with Related Parties. Except as listed on Schedule 7.9 the Schedule of Exceptions, no indebtedness (actual or contingent) and no contract or arrangement is outstanding between the Company on the one hand and any of the Securities Holders on the other hand. Except as listed on Section 7.9 the Schedule of Exceptions, to the knowledge of the Company and the Security Holders, no Executive Securities Holder nor any Key Person has any interest (direct or indirect) in any business which competes or is likely to compete with any business presently carried on by the Company and none of Executive Securities Holders intends to acquire any such interest. The Company is not party to any contract, arrangement or understanding with any current or former employee or current or former director of the Company, or any person connected with any of such persons, or in which any such person is interested (whether directly or indirectly), other than on normal commercial terms in the ordinary and usual course of business.

7.10.	Intellectual Property. The Company owns or have a right to use all Intellectual Property that is necessary for the conduct of the Company’s business as currently conducted without any conflict with, violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement to the knowledge of the Company and the Security Holders of the rights of others, including prior employees or consultants, or academic institutions with which any of them are currently affiliated or have been affiliated in the past. To the Company and the Security Holders’ knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights, and processes of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance, or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses, or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company or any of its Subsidiaries has violated or, by conducting their business, would violate any of the Intellectual Property of any other person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business. Section 7.10 of the Schedule of Exceptions lists all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, registered copyrights, and licenses to and under any of the foregoing, in each case owned by the Company and its Subsidiaries.

18

7.11.	Compliance with other Instruments. No Breach. The Company is not in violation or in default (i) of any provisions of its respective current Articles of Association, (ii) of any judgment, order, writ, or decree of any court or another competent authority to which it or its assets are subject; or (iii) to the knowledge of Company and the Security Holders, of any provision of law, rule or regulation applicable to the Company or such Subsidiary, that is material to its business. Subject to the fulfillment of conditions to Initial Closing set out in Section 4.2.3 of this Agreement, the execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated hereby or thereby will not (a) result in any such violation or be in conflict with any such provision, instrument, judgment, order, writ or decree, or (b) otherwise require the consent or approval of any person, which consent or approval has not been obtained.

7.12.	Licenses. Subject to Schedule 7.12 of the Schedule of Exceptions, the Company has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business in the places and in the manner in which such business is carried on, and which are material to its business (the “Licenses”). The Company is not in default in any material respect under any of such Licenses. All such Licenses are in full force and effect and to the knowledge of the Company and the Security Holders there are no grounds for the revocation or non-renewal of any License.

7.13.	Data Protection. Except as set forth in Schedule 7.13 of the Schedule of Exceptions, the Company has complied in all material respects with all applicable requirements of the Data Protection Law in connection with the collection, storage, use, access, disclosure and/or other processing of any information that constitutes “personal information,” “personal data,” “personally identifiable information” or analogous term as defined in applicable laws (collectively, “Personal Information”). The Company maintains and has maintained reasonable physical, technical, and administrative security measures and policies designed to protect all Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification, disclosure, and/or other processing. The Company has not received any written notice alleging non-compliance with the Data Protection Law, guidelines and industry standards (including any enforcement notice), and, so far as the Company is aware, no grounds exist for a competent authority to conduct any enquiry in relation to non-compliance with Data Protection Law and, so far as the Company is aware, no grounds exist for a competent authority to conduct any enquiry in relation to non-compliance with Data Protection Law, and no order has been made against the Company for the rectification, blocking, erasure or destruction of any data under the Data Protection Law. No individual or legal entity has claimed compensation from the Company for breaches of applicable Data Protection Law or for loss or unauthorized disclosure of personal data.

7.14.	Material Agreements; Actions.

7.14.1.	Except for this Agreement and as set forth on Schedule 7.14.1 of the Schedule of Exceptions, there are no agreements, written or oral understandings or contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company or a Subsidiary in excess of ILS 50,000, (or equivalent amount in any other currency) (b) the grant of any exclusive rights to any party, or containing any “most favored nation” rights or rights of first refusal, rights of first negotiation, right of first notice or similar rights, (c) indebtedness for borrowed money, including guarantees of such indebtedness, or contracts under which the Company assumes, or otherwise becomes liable for, the obligations of any third party, in each such case, in an amount of at least ILS 50,000, (or equivalent amount in any other currency) (d) any partnership, joint venture or limited liability company agreement or concerning any equity or partnership interest in any third party, (e) the acquisition or disposition of any business or material assets of the Company (whether by merger, sale of stock, sale of such assets or otherwise), (f) restrictions to the Company to engage in the operation of its business as currently conducted, and (g) a Governmental Entity as a party (each, a “Material Agreement”). The Company and any of its Subsidiaries is not in material breach of any Material Agreement.

19

7.14.2.	Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or others laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

7.14.3.	Except for this Agreement, as already attached in Schedule 7.14.1 and as set forth on this Schedule 7.14.3 the Company has not (i) declared or paid any dividends, or authorized or made any distribution of other assets of any kind whether in cash or in any other manner, including a transfer in kind without equivalent consideration and including bonus shares (as defined in the Companies Law, or under any equivalent legislation under another jurisdiction that applies to the Group Companies), (ii) incurred any indebtedness for money borrowed in excess of ILS 50,000 (or equivalent amount in any other currency) in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for travel expenses, (iv) guaranteed or acted as surety for the indebtedness or contractual obligations of any other person or entity, (v) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business or (iv) engaged in any discussion with any representative of any person regarding (a) a sale or exclusive license of all or substantially all of the Company’s assets, or (b) any merger, consolidation or other business combination transaction of the Company or any Subsidiary with or into another person.

7.15.	Financial Condition. Since the Accounts Date and except as set forth in the Financial Statements and in Schedule 7.15 of the Schedule of Exceptions: (i) the business of the Company has been conducted in the ordinary course so as to maintain the business as a going concern; (ii) The Company has not suffered any Material Adverse Effect (iii) no asset of a value in excess of ILS 50,000 (or equivalent amount in any other currency) has been acquired or disposed of nor has there been any agreement to acquire or dispose of any such asset; (iv) no liability (actual or contingent) has been incurred which is of an amount in excess of ILS 50,000 (or equivalent amount in any other currency) other than in the ordinary course of business (v) no dividend or other distribution (as such term is defined in the Companies Law or under any equivalent legislation under another jurisdiction that applies to the Group Companies) has been declared, made or paid by the Company or by any of its Subsidiaries and (vi) the Company has not borrowed any money from and no capital expenditure (save in the ordinary course of business) has been incurred as a result of the entry into any agreement or arrangement with any third party;

7.16.	Financial Statements. The Company has made available to the Buyer its audited financial statements (including balance sheet, income statement, and cash flow statement) as of December 31, 2024, and its reviewed trial balance (מאזן בוחן סקור) as of June 30, 2025 attached hereto as Schedule 7.16 (together “Financial Statements”). The Financial Statements have been prepared, in all material respects, in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by generally accepted accounting principles. The Financial Statements fairly and accurately in all material respects present the assets, liabilities, financial condition, profit and loss and operating results of the Company and its Subsidiaries as of the dates, and for the periods, indicated therein and are not inaccurate or misleading in any respect, except that any interim financial statements are subject to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business subsequent to the date of the most recent balance sheet included in the Financial Statements and (b) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in the Financial Statements, which, in both cases, individually or in the aggregate do not exceed ILS 50,000. At the Accounts Date, the Company had no other liability (whether actual, contingent, unquantified or disputed) or outstanding capital commitment which should be disclosed or provided for in the Financial Statements and is not disclosed or provided for in the Financial Statements. The Company’s accounting and financial records are up to date and have been properly and accurately maintained in all material respects and are in the Company’s possession. The Company has not factored, discounted or securitized any of its receivables and has not engaged in any off-balance-sheet financing.

20

7.17.	Title to Property and Assets. The Company owns or legally leases all of its property and assets free and clear of any Encumbrances, except for (i) floating charges or liens securing credit lines (including for credit cards) with banks, (ii) statutory liens for the payment of current taxes that are not yet delinquent, and (iii) other Encumbrances arising in the ordinary course of business that do not materially impair the Company’s ownership or use of such property or assets. With respect to leased property and assets, the Company is in material compliance with all lease terms and, to the knowledge of the Company and the Security Holders, holds valid leasehold interests free of any Encumbrances other than in favor of the relevant lessors.

7.18.	Confidential Information. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding Confidential Information, Non-Competition, Non-Solicitation, and Invention Assignment (if and when required) substantially in the form or forms, which have been made available upon request by the Buyer. Neither the Company nor any Subsidiary nor the Security Holders is aware that any of its current or former employees, consultants or officers is in violation thereof.

7.19.	Government Incentives and Grants. The Company has not received or applied for any grants, incentives, benefits (including tax benefits) and subsidies from any Governmental Entity.

7.20.	Insurance. Schedule 7.20 of the Schedule of Exceptions lists all current insurance policies held by the Company. All such policies are valid, binding, and enforceable in accordance with their terms, and all premiums due thereunder have been duly paid. The Company is in material compliance with the terms of all such policies. To the knowledge of the Company and the Securities Holders, none of these policies is void or voidable, and the Company has not taken or omitted to take any action that would render any such policy void or voidable. Neither the Company nor any of the Executive Securities Holders is aware of any threatened termination or material premium increase under any such policy. To the knowledge of the Company and the Securities Holders, no material claim is outstanding or has been notified under any such policy, and no event or circumstance has occurred that would reasonably be expected to give rise to any material claim thereunder. The Company considers its insurance coverage to be adequate in light of its business operations as currently conducted.

7.21.	Employees and Consultants. Schedule 7.21A of the Schedule of Exceptions sets forth a detailed description of (i) all compensation, including salary, bonus, severance obligations and deferred compensation paid or payable for each current officer or employee of the Company; (ii) details of any person who has accepted an offer of employment made by the Company but whose employment has not yet started; and (iii) any employee who has given or received a notice of termination but whose date of termination has not yet occurred.

21

Each current and former employee, consultant and officer of the Company has duly assigned to the Company all Intellectual Property rights that were solely or jointly conceived, reduced to practice, developed, or made during the period of their employment or engagement and under circumstances giving rise to Company ownership under applicable law or contract. To the Company and the Securities Holders’ knowledge, no such person is in violation of any such assignment.

Schedule 7.21B of the Schedule of Exceptions includes the terms of all equity benefit plans and option grants of the Company. The Company has made all mandatory contributions and payments required by applicable law, individual agreements, or extension orders, including those relating to severance pay, pension, manager’s insurance, and other social benefits, and is in material compliance with all applicable labor and employment laws, including those relating to employment terms, withholding obligations, and employee classification.

Schedule 7.21C of the Schedule of Exceptions sets forth a true and complete list of all current independent contractors engaged by the Company, including key terms of their engagements. All such contractors have been properly classified as independent contractors and not employees, and the Company has no outstanding liabilities, obligations or claims toward any such contractor.

To the knowledge of the Company and the Securities Holders: (a) There are no outstanding claims, disputes, demands, warning letters or written notices from any current or former employee, contractor or consultant; (b) There are no existing or threatened labor-related complaints, inspections, audits, investigations or claims by any governmental authority, regulator, or third party; (c) The Company has no outstanding liabilities to any current or former employee or consultant, and all terminations of employment or services were lawful and properly handled.

Neither the execution nor the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will: (a) trigger any change in control benefits, severance payments, or any other entitlements to any current or former employee or contractor; or (b) result in any forgiveness of debt; or (c) accelerate the vesting of any equity or benefit rights; or (d) materially increase any compensation or benefit obligations of the Company.

7.22.	Business Plan and Budget. The Company has prepared and delivered to the Buyer a detailed operational business plan (the “Business Plan”) and budget for the Company’s ongoing operations (the “Company Budget”), attached hereto as Schedule 7.22. The Company Budget was prepared in good faith and based on assumptions believed by the Company, the Executive Securities Holders to be reasonable at the time of preparation.

From and after the Signing Date and unless otherwise approved in advance in writing by the Buyer, the Company undertakes to conduct its operations strictly in accordance with the Company Budget, and shall not make any expenditures, enter into any obligations or deviate in any material respect from the allocations set forth therein without the prior written consent of the Buyer.

The Company and the Executive Securities Holders represent and warrant that: (a) no commitments, liabilities or obligations exist that are inconsistent with the Company Budget or not contemplated therein, and (b) all existing and anticipated funding needs of the Company, to the knowledge of the Company and Executive Securities Holders, are adequately reflected in the Company Budget for the relevant periods referred to in the Company Budget.

22

7.23.	Tax. All Tax Returns of the Company and each of its Subsidiaries required by law to be filed have been timely and duly filed and all material Taxes, obligations, fees and other governmental charges upon the Company, or its properties, or its income or assets, that are due and payable or required to be withheld, have been timely paid or withheld in full, other than those presently payable without penalty or interest or for which appropriate reserves have been established. To the knowledge of the Company and the Securities Holders, neither the Company, nor any of its Subsidiaries is currently the subject of an audit or other examination of Taxes by the Taxation Authority (and no such audit is threatened in writing) nor has the Company or any of its Subsidiaries received any written notices within the past five years from any Taxation Authority relating to any issue which could reasonably be expected to affect the Tax liability of the Company. Neither the Company nor any of its Subsidiaries (A) has entered into an agreement or waiver (that has not expired) or has been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company or (B) is presently contesting the Tax liability of the Company or any of its Subsidiaries before any court, tribunal or agency. The Company has not received any written notice or indication that the Company has been involved in any scheme, arrangement, transaction or series of transactions in which the main purpose or one of the main purposes was the evasion or avoidance of Tax. The Company is resident for Tax purposes solely in Israel and is duly registered for all Taxes the registration for which is required by law. The Company has not received any written notice from any Taxation Authority that requires or will require it to withhold Taxes from any payment made since the Accounts Date or which will or may be made after the date of this Agreement. The Company is not or has not become liable to pay, nor to the knowledge of the Company and the Securities Holders, are there any circumstances by virtue of which the Company is likely to become liable to pay, any penalty, fine, surcharge or interest in connection with any Tax. The Company has duly and timely filed all income or other material tax returns required to have been filed by it, and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year. All documents in the possession or under the control of the Company to which the Company is a party and which attract stamp duty have been duly stamped and all amounts payable thereon have been duly paid. Qualifications relating to the above are set forth in Schedule 7.23.

7.24.	Corporate Documents. The Company Amended and Restated Articles of Association is in the form provided to the Buyer. The copy of the minute books of the Company that provided to the Buyer contains minutes of all meetings of directors and shareholders and all actions by written consent without a meeting by the directors and shareholders during the 2 previous calendar years and accurately reflects in all material respects all actions by the directors (and any committee of directors) and shareholders with respect to all transactions referred to in such minutes.

7.25.	Anti-Corruption. The Company is in compliance in all material respects with all applicable laws relating to anti-money laundering, anti-terrorism financing, and anti-corruption. To the knowledge of the Company and the Securities Holders, neither the Company nor any of its directors, officers, employees, or agents (in their capacity as such) has, directly or indirectly, made, offered, promised, authorized, accepted, or agreed to receive any payment, gift, bribe, kickback, or anything of value: (i) in violation of any applicable anti-corruption or anti-bribery law; (ii) to or for the benefit of any Governmental Entity official for the purpose of influencing any official act or decision; or (iii) to or for the benefit of any person to obtain or retain business or secure an improper advantage.

23

There are no claims, inquiries, investigations, actions, suits, or proceedings pending or, to the Company and the Securities Holders’ knowledge, threatened in writing against the Company by or before any court, arbitrator, regulator, or governmental authority, in connection with any actual or alleged violation of any anti-corruption, anti-bribery or anti-money laundering law. No fine, penalty, sanction, or other disciplinary measure has been imposed or, to the Company and the Securities Holders’ knowledge, threatened in writing to be imposed on the Company in relation to such matter.

To the Company and the Securities Holders’ knowledge, no director, officer, employee, representative, or agent of the Company:

●	has been or is currently the subject of any investigation or inquiry (whether as a suspect or witness) by any law enforcement or regulatory authority regarding any such violations,

●	has admitted to or been found by any court to have committed any such violation, and

●	there are no circumstances known to the Company that are reasonably likely to give rise to any such investigation or proceeding.

The Company has not conducted (and is not currently conducting) any internal investigation in relation to any alleged or suspected violation of the foregoing. No director, officer, or employee of the Company has reported in writing any such violation or suspected violation to the Company or any regulatory or governmental authority.

7.26.	No Claims; No Transaction Fees. As of the Initial Closing Date, neither it nor any person or entity on its behalf, or affiliated with them, has any claim, demand or entitlement of any kind, whether known or unknown, against the Company, its directors, officers, employees or advisors (to the extent acting on behalf of the Company), other than amounts duly paid, accrued in the Financial Statements, or properly deposited in applicable benefit funds. Subject to the Initial Closing, each such holder hereby irrevocably and unconditionally waives and releases any such claims. Furthermore, neither the Company nor any Executive Securities Holder has entered into, nor shall they have any obligation to pay, any fee, commission, finder’s fee, advisory fee or similar payment to any broker, agent, advisor or third party in connection with the negotiation or execution of this Agreement or any of the transactions contemplated hereby.

7.27.	Disclosure. No representation or warranty of the Company and Executive Securities Holders contained in this Agreement, as qualified by the Schedule of Exceptions, and no certificate furnished or to be furnished to Buyer at the Initial Closing contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

7.28.	No Other Representations. The representations and warranties are made under this Section 7 with the intention of inducing the Buyer to enter into this Agreement and each of the other Transaction Agreements and the Buyer enters into this Agreement and the other Transaction Agreements on the basis of, and in full reliance on, each of those representations and warranties.

24

8.	Representations & Warranties of Buyer

The Buyer hereby represents and warrants to the other Parties hereto as follows, as of the date hereof and as of the Initial Closing Date (except, to the extent that a representation is expressly made as of a specific date, in which case such representation is, and shall at the Initial Closing be, made as at such specified date), and acknowledge that the Securities Holders are entering into this Agreement in reliance thereon:

8.1.	Authorization. The Buyer has been duly organized and is validly existing and in good standing under the laws of the State of Israel. The Buyer has full power and authority to enter into and perform this Agreement and the other Transaction Agreements to which it is a party and all other documents which are to be executed and delivered by the Buyer at the Initial Closing. All corporate action on the part of the Buyer, its directors and its shareholders, to the extent required under its organizational documents or under any applicable law, for the authorization, execution and delivery of the Transaction Agreements and the performance of all obligations of the Buyer have been taken, and the Transaction Agreements, when executed and delivered by Buyer, shall constitute valid and legally binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms except to the extent that such enforceability is subject to, and limited by, (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Subject to the fulfillment of all conditions to the Initial Closing set out in Section 4.2 of this Agreement, the execution, delivery and performance by the Buyer of the Transaction Agreements will not constitute a breach of any applicable laws or regulations in any relevant jurisdiction or result in a breach of or constitute a default under (i) any provision of the certificate of incorporation or any other organizational documents of the Buyer; (ii) any order, judgment or decree of any court or Governmental Entity by which the Buyer is bound; or (iii) any material agreement or instrument to which the Buyer is a party or by which it is bound.

8.2.	SEC and TASE Reports; Financial Statements. The Buyer has filed all reports, schedules, forms, statements and other documents required to be filed by the Buyer under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, and including all reports on Form 6-K, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. In addition, the Buyer filed all reports, schedules, forms, statements and other documents with the TASE as required by the Israeli Securities Law (together with the SEC Reports, the “Reports”). Without derogating from the generality of the foregoing, the SEC Reports include all required information with respect to the Buyer’s internal accounting controls, and has maintained a system of internal accounting controls as disclosed in the SEC Reports. As of their respective dates, the Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Israeli Securities Law, as applicable, and none of the Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Buyer included in the Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. The financial statements of the Buyer included in the Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC and the ISA with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Buyer and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. As of the date hereof, the Buyer meets the requirements for the use of Form F-3 under the Securities Act.

25

8.3.	Investment Company. The Buyer is not, and is not an Affiliate of, and immediately after the Initial Closing of the transactions contemplated under this Agreement, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Buyer shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

8.4.	Listing and Maintenance Requirements. The Buyer’s ordinary shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Buyer has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Buyer’s ordinary shares under the Exchange Act nor has the Buyer received any notification that the SEC is contemplating terminating such registration. The Buyer’s ordinary shares are registered pursuant to Chapter 5C of the Israeli Securities Law, and the Buyer has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Buyer’s ordinary shares under the Israeli Securities Law nor has the Buyer received any notification that the SEC is contemplating terminating such registration. The Buyer has not, in the 12 months preceding the date hereof, received notice from any market on which its ordinary shares are or have been listed or quoted to the effect that the Buyer is not in compliance with the listing or maintenance requirements of such market. The Buyer is, and has no knowledge of any reason that it will not continue to be until at least the first date on which any of the Equity Consideration may be resold by the Securities Holders pursuant to the exemptions Rule 144 of the Securities Act in compliance with all such listing and maintenance requirements. The Buyer’s ordinary shares are currently eligible for electronic transfer through The Depository Trust Company or another established clearing corporation and the Buyer is current in payment of the fees to The Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer

8.5.	Listing of Securities. The Buyer will use reasonable best efforts to continue the listing and trading of its ordinary shares on the Nasdaq and, in accordance therewith, comply in all material respects with the Buyer’s reporting, filing and other obligations under the rules of the applicable markets on which the ordinary shares trade. The Buyer shall promptly secure and maintain the additional listing on the Nasdaq of the ordinary shares to be acquired by the Securities Holders hereunder (including Buyer Options which shall be granted to Securities Holders in accordance with the terms of this Agreement). Neither the Buyer nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Buyer’s ordinary shares on Nasdaq. The Buyer shall pay all fees and expenses, if any, in connection with satisfying its obligations under this Section 8.5.

8.6.	Disclosure of Information. The Buyer has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the sale and issuance of the Shares with the Company’s management and has had an opportunity to review the Company’s facilities. The Buyer understands that such discussions, as well as any other written information delivered by the Company and the Executive Securities Holders to the Buyer, were intended to describe the aspects of the Company’s business which the Buyer believes to be material. The foregoing, however, does not limit or modify the representations or warranties of the Company and the Securities Holders in Section 5 of this Agreement or the right of any Buyer to rely thereon.

26

8.7.	No Integrated Offering. Neither the Buyer, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offer and sale of the securities contemplated by this Agreement to be integrated with prior offerings by the Buyer for purposes of (i) the Securities Act which would require the registration of any of such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any market on which any of the securities of the Buyer are listed or designated.

8.8.	Accountants. The Buyer’s independent registered public accounting firm is as set forth in the Buyer’s most recently filed Form 20-F. Such accounting firm is an independent registered public accounting firm as required by the Exchange Act and the regulations thereunder and the Public Company Accounting Oversight Board.

8.9.	No General Solicitation. Neither the Buyer nor any Person acting on behalf of the Buyer has offered or sold any of the securities included in the Equity Consideration by any form of general solicitation or advertising.

8.10.	No Disqualification Events. With respect to the securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Buyer, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Buyer participating in the offering hereunder, any beneficial owner of 20% or more of the Buyer’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Buyer in any capacity at the time of sale (each, a “Buyer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Buyer has exercised reasonable care to determine whether any Buyer Covered Person is subject to a Disqualification Event.

8.11.	No Shell Company Status. The Buyer is not, and has never been, an issuer identified in Rule 144(i)(1)(i) of the Securities Act, or a “shell company” as defined in Rule 12b-2 promulgated under the Exchange Act.

8.12.	Share Capital. Schedule 1.1.4 sets forth a true, complete, and accurate description of the Buyer’s issued, outstanding and legally committed share capital, on a Fully Diluted Basis as of the Signing Date. Company and Security Holders acknowledge that Buyer is, and may continue, discussing, negotiating, approving, adopting, authorizing, or entering any future equity or equity-linked grants, issuances, plans, programs, financing arrangements, or other transactions of any kind relating to the share capital of the Buyer. Any such discussions, negotiations, or actions shall not affect the accuracy of the information set forth in Schedule 1.1.4 as of the Signing Date.

9.	Post-Signing Financing Undertaking

9.1.	From and after the Signing Date, and to the extent that financing is required for the Company’s ongoing operations, Buyer shall provide such financing to the Company by way of a loan, subject to all of the following cumulative conditions:

9.2.	The use of funds shall be strictly in accordance with the Business Plan and the Company Budget attached hereto as Schedule 7.22.

9.3.	The financing, shall include, inter alia, the terms set forth in Schedule 9.3 (“Loan Agreement”).

27

9.4.	For the avoidance of doubt, Buyer shall have no obligation to provide any financing to the Company prior to the Signing Date or other than in accordance with the conditions set out in this Section and up to the amount detailed in the Loan Agreement.

10.	Undertakings During the Interim Period

10.1.	Conduct of Business. During the Interim Period, each of the Company and Buyer shall conduct its business in the ordinary course, consistent with past practice, and in compliance with all applicable laws and regulations, and the Company, in accordance with the Business Plan and the Company Budget. Neither the Company nor Buyer shall take any action outside the ordinary course of business or that deviates from the Business Plan or the Company Budget, without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed).

As of the Initial Closing, the Parties shall conduct the business activity underlying the Ongoing Agreement either through the Company or the Buyer, at the discretion of the Buyer.

In the event that until the Additional Closing is consummated, the business activity underlying the Ongoing Agreement is conducted through the Buyer, then the Company and Buyer shall take all necessary actions to effect an adjustment of the terms of this Agreement and Schedule 2.2.2 with the aim to restore the commercial balance of the Parties pursuant to this Agreement, such that the Company shall continue to be entitled to receive the same consideration from Buyer as detailed in Schedule 2.2.2, as if such activity was conducted through the Company all along (“Adjustment”).

The Adjustment should reflect any reasonable and appropriate adjustments to the provisions of this Agreement and Schedule 2.2.2 as may be required to restore the commercial balance of the Parties as aforementioned.

10.2.	Restrictions on Actions. Without limiting the generality of the foregoing, during the Interim Period, the Company shall not, without the prior written consent of the Buyer, which shall not unreasonably delay of withhold such consent:

10.2.1.	amend its Articles of Association or other organizational documents;

10.2.2.	issue or sell any equity securities, options, warrants, or other rights to acquire shares, other than shares to be issued upon exercise of preexisting options;

10.2.3.	declare, set aside or pay any dividends or make other distributions;

10.2.4.	enter into, terminate, or materially amend any material agreement outside the ordinary course;

10.2.5.	incur any indebtedness or assume any liabilities outside the ordinary course of business;

10.2.6.	sell, transfer, license, pledge or otherwise dispose of any material assets or rights (including intellectual property), other than in the ordinary course of business;

10.2.7.	enter into or amend any transaction with related parties;

10.2.8.	make capital expenditures exceeding ILS 20,000 in the aggregate;

10.2.9.	increase the compensation or benefits of any directors or senior officers or hire or terminate any such personnel.

10.3.	Access and Cooperation. The Company shall afford the Buyer and its representatives reasonable access, during normal business hours and upon prior notice, to the Company’s facilities, books, records, contracts, and personnel, and shall provide all information reasonably requested by the Buyer to facilitate the consummation of the transactions contemplated hereby.

28

10.4.	No Solicitation. During the Interim Period, the Company and the Executive Securities Holders shall not, and shall cause their respective affiliates not to, solicit, initiate or enter into any discussions or negotiations with any third party regarding the sale of shares of the Company, a merger, acquisition, or any other similar transaction involving the Company or its material assets. The Company shall promptly notify the Buyer in writing of any unsolicited inquiry or proposal.

10.5.	Notice of Events. Each Party shall promptly notify the other Party in writing upon becoming aware of any development, event, or circumstance that (i) has had or may reasonably be expected to have a Material Adverse Effect on the Company, or (ii) would cause any of the representations and warranties of the Parties to be inaccurate in any material respect if made as of the Initial Closing.

10.6.	Capitalization Breach. To the extent that the Buyer does not complete the forfeiture of those certain 5,270,000 ordinary shares of Buyer (as adjusted due to any subdivision, combination, split, issuance of bonus shares and any other similar event) (“SPAC Shares”) at the earlier of (i) two (2) years from the date hereof (as may be extended by mutual written agreement of the Parties for up to an additional two (2) years), and (ii) the date of distribution of any dividend (in shares, cash or dividends in kind) upon the Buyer Board of Directors decision (each a “Forfeiture Period”), then the Buyer shall, within thirty (30) days from the expiry of the Forfeiture Period (the “Remedy Issuance”), indemnify the Security Holders by immediately issuing to each Security Holder additional number of Equity Consideration for no additional consideration, in such number that shall bring each Security Holder’s percentage holdings in the Buyer’s share capital, to the percentage holdings such Security Holder was to have had the SPAC Shares not forfeited i.e., had the SPAC Shares would have been calculated in Buyer’s Fully Diluted Basis on the Effective Date hereof. Any securities issued in accordance with this Section shall be duly authorized, validly issued, fully paid, non-assessable, will be issued free of any preemptive rights, rights of first refusal, co-sale rights and other similar rights of any kind, and all undertakings, obligations, representations and warranties of Buyer with respect to Equity Consideration issued prior to the Remedy Issuance shall apply to any additional Equity Consideration issued hereunder as a consequence of the Remedy Issuance.

11.	Survival of Warranties; Indemnification; Limitation of Liability

11.1.	Other than in the event of fraudulent or willful misrepresentation, the representations, warranties, covenants and agreements made by Company and Securities Holders under Section 7 hereof shall survive any investigation made by the Buyer and the closing of the transactions contemplated hereby for a period of 24 months following the Initial Closing (the “Survival Period”).

11.2.	In the event of any breach of any covenant or undertaking made by the Company and/or the Securities Holders under this Agreement and in the event of any failure of a representation or warranty to be true and correct as of the date hereof and as of the Initial Closing, the Company and such Securities Holders (in accordance with their respective Pro Rata Basis) shall indemnify the Buyer (however, in the event of any failure of a representation or warranty made by any Securities Holder(s), such Securities Holder(s) shall severally and not jointly indemnify the Buyer, subject to the limitations hereunder (the “Indemnified Party”) and hold such Indemnified Party harmless from any and all loss, damage, liability and reasonable expense (including legal fees and costs) sustained or incurred by the Indemnified Party as a direct result of the said breach or misrepresentation (hereinafter collectively, “Losses”). It is agreed and clarified that the Company and such Securities Holders shall not be responsible for any indirect, consequential, punitive, special damages, including without limitation, loss of profits, loss of opportunity, loss of reputation, etc. The indemnification provided by the Company and such Securities Holders hereunder and the enforcement of such indemnification shall be the exclusive remedies available to the Buyer against the Company and the Securities Holders in connection with any Losses actually suffered by Buyer other than with respect to any claims relating to fraud or willful misrepresentation or willful misconduct by the Company or such Securities Holder.

29

11.3.	Notwithstanding anything to the contrary under this Agreement or applicable law, the Indemnified Parties shall not be entitled to any indemnification pursuant to Section 11.2 (X) until the aggregate amount of all such Losses that would otherwise be indemnifiable equals or exceeds ILS 200,000 (the “Basket”), at which time the Indemnified Parties shall be entitled to indemnification for the full amount of all Losses (including all Losses incurred prior to exceeding the Basket) subject to the limitations below.

11.4.	No claim made with respect to any breach of Sections 5 above shall be brought against the Company or the Securities Holders later than the end of the applicable Survival Period.

11.5.	Indemnification Claims and Limitation of Liability.

(a) The Warrantors (with regard to the Securities Holders, on a Pro Rata Basis) give to the Buyer the representations specified in the Section 7 of this Agreement (the “Representations” and each a “Representation”).

(b) Insofar as the Indemnified Party may have a claim for Losses against any of the Securities Holders or the Company (each a “Warrantor”) for breach of a Representation, it shall be entitled, at its election, to pursue any or all of the breaching Warrantors Parties which shall be liable in accordance with the proportions set out in this Agreement, save that the Company shall be jointly and severally liable with each other Warrantor. Insofar as the Indemnified Party successfully pursues a claim against the Company for a breach of a Representation (the “Buyer Claim”), the Company shall, if appropriate in the circumstances, first gross up such claim for the purposes of the Company pursuing proportionate recovery from the other Warrantor. Thereafter any amount to be paid to the Indemnified Party, in reduction of a Buyer Claim, shall be reduced to the Indemnified Party’s proportionate share at the time that payment, if any, is to be made to that Indemnified Party, to the extent that the Company successfully recovers such amounts from any of the other Warrantors, provided that there shall be no reduction to or increase in the actual quantum of the Buyer Claim to the extent the Company fails to recover such amounts.

(c) Notwithstanding anything to the contrary contained in this Agreement, a claim by the Indemnified Party arising out of any breach by the Company or the Securities Holders of any Representation or any indemnity or undertaking given by the Company or the Securities Holders in terms of this Agreement shall not entitle the Indemnified Party to make a claim against the Company and/or the Securities Holders in respect of more than one of such breach of Warranty or undertaking or claim under such indemnity where such additional breach and claim arises from or is attributable to the same cause of action. For clarity, there shall be no double recovery by the Indemnified Party for the same cause of action, but the Buyer shall be entitled to recover its actual Losses.

(d) The Representations, undertakings and indemnifications given under this Agreement are further limited and qualified by the information disclosed in the Schedule of Exceptions.

30

(e) Notwithstanding anything to the contrary in this Agreement, the Indemnified Parties (the “Claimant”) shall only be entitled to claim damages as a result of a breach of any Representation if:

(i) the Claimant has promptly notified the Warrantors in writing of the breach of such Representation and in any event no later than 30 business days as of discovering such alleged breach (the “Representation Notice”);

(ii) other than in the event of fraudulent or willful misrepresentation, the Representation Notice is delivered by the Claimant to the Warrantors during the Survival Period and the claim is actually filed against the Company and/or the relevant Securities Holder, as applicable, within no later than 90 days as of the lapse of the Survival Period;

(iii) other than in the event of fraudulent or willful misrepresentation, if the claim is in excess of the Basket (or equivalent amount in any other currency) in aggregate, it being agreed that at which time the Indemnified Parties shall be entitled to indemnification for the full amount of all Losses (including all Losses incurred prior to exceeding the Basket) subject to the limitations below and

(iv) if such breach is curable, the Warrantors have not remedied such breach, at no expense to either the Claimant or the Company, to the Claimant’s reasonable satisfaction within 60 days of receipt of the Representation Notice.

(f) Notwithstanding anything else contained in this Agreement including under this Section 11.5, (1) the total aggregate liability of the Company and the Securities Holders together shall not exceed an amount equal to in the aggregate, the value of the Buyer Restricted First Closing Shares and the Buyer Additional Closing Shares (to the extent actually issued) as of their respective issuance dates (the “Liability Cap”), and (2) any indemnification obligation shall be effected, only by way of transfer and return to Buyer of the relevant portion of the Buyer Restricted First Closing Shares and the Buyer Additional Closing Shares (to the extent actually issued) then held by the relevant Indemnifying Party, and other than as set forth in this subsection Section 11.5(f) hereunder, in no event shall any indemnification by Securities Holders be made by payment of cash or any other form of consideration. To the extent that such Buyer Shares are no longer held by the indemnifying Securities Holders in their capacity as Warrantors, or are insufficient in number to satisfy the indemnification obligation up to the Liability Cap, the relevant indemnifying Securities Holders in their capacity as Warrantors shall be required to make payment in cash (or, if agreed by Buyer, other immediately available funds) up to the amount actually received by such Warrantors (net after tax) as consideration for the sale of such Buyer Shares, and further provided that in no event shall the aggregate liability of the Company and the Securities Holders exceed the Liability Cap.

(g) The Representation Notice shall be provided to the Warrantors promptly after the Claimant becomes aware of the breach of the relevant Representation, to give the Warrantors an opportunity to attempt to resolve or settle the claim in question, should the Warrantors wish to do so. The Claimant undertakes to co-operate with the Warrantors in this regard (to the extent reasonable and at the Indemnifying Parties’ cost) and to provide the Warrantors with access to all information which may reasonably be required by the Indemnifying Parties in order to resolve or settle such claim. The Warrantors will be entitled to contest the claim concerned in the name of the Company (provided there is no material reputational prejudice to the Company or conflict of interest) by way of written notice to the Claimant (delivered within a reasonable time), and, in that case, will be entitled to control the proceedings in regard thereto, provided that (without derogating from the limitations on liability as detailed above and subject thereto):

(i) the Warrantors deliver to the Claimant a written indemnity (in a form reasonably acceptable to the Claimant) indemnifying the Claimant and the Company against all charges and all legal and other costs which may be incurred or awarded as a consequence of such steps;

31

(ii) the Warrantors furnish the Claimant with full details concerning the conduct of any proceedings referred to in this Section 11.5; and

(iii) the Company shall, subject to all applicable laws:

(1) render reasonable assistance to the Warrantors in regard to the steps taken by it; and

(2) make all relevant books and records available to the Warrantors on reasonable notice and during office hours.

(h) The Warrantors shall pay the amount of Losses to the Claimant forthwith after receipt of the Warranty Notice unless the Warrantors contest the indemnified claim in terms of Section 11.5(k) below, in which case the Warrantors shall pay to the Claimant the amount of the Losses forthwith after any final judgment or order is granted.

(i) The Warrantors shall not be liable for any claim for a breach of a Warranty in respect of any fact, matter, event or circumstance to the extent that the claim is attributable to any:

(i) Applicable Laws, or any amendment thereof, that has come into force after the Initial Closing of this Agreement; or

(ii) such breach or claim would not have arisen but for any voluntary act or omission on the part of the Claimant or any person connected with that entity otherwise than in the ordinary course of business.

(j) If any objection, dispute or disagreement arises as to:

(i) whether any breach of a Warranty has occurred;

(ii) whether the breach is incapable of being remedied by the payment of compensation or otherwise;

(iii) whether, in the event that the breach, is capable of being remedied by the payment of compensation or otherwise, the Warrantors having failed to do so within the period specified; or

(iv) the amount of such compensation, such objection, dispute or disagreement shall be determined in accordance with the provisions of Section 12.21, provided that where the Claimant or the Company is obliged to make any payment to a third party as a result of the aforementioned breach or event, the Warrantors shall be obliged to immediately on demand reimburse the Claimant or the Company, as the case may be, any amount paid by them prior to referring such dispute to arbitration as contemplated above.

(k) If the Warrantors (or any one of them) pay to the Claimant an amount in aggregate (“Paid Amount”) in respect of any claim, and the Claimant subsequently (i) recovers from a third party an amount; and/or (ii) receives any lawful allowance, exemption, set-off, credit or deduction relevant to the computation of any tax or any right to repayment of tax (“Tax Relief”), in each case, which relates specifically to that claim, the Claimants shall repay jointly and severally to the Warrantors (or such relevant person who made any such payment) the Paid Amount as is (A) adequately compensated for by the amount recovered from such third party; and/or (B) equal to the amount of the Tax Relief, less all reasonable costs, charges and expenses incurred by the Claimant in recovering that amount from such third party and/or receiving such Tax Relief.

32

12.	Miscellaneous

12.1.	Legend. The Buyer Restricted First Closing Shares and the Buyer Restricted Additional Closing Shares issued or to be issued, as the case may be, to the Securities Holders shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any applicable securities laws at the time of the Closing

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES AGREES FOR THE BENEFIT OF INTERCURE LTD. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR THE APPLICABLE LAWS OF ANY OTHER JURISDICTION, AFTER IN THE CASE OF TRANSFERS UNDER CLAUSES (B) (IF THE TRANSFER AGENT REQUESTS), (C) or (D), THE HOLDER HAS FURNISHED TO THE COMPANY AND THE TRANSFER AGENT LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. “

“THE HOLDER HEREOF AGREES THAT IT WILL NOT, DIRECTLY OR INDIRECTLY, ENGAGE IN ANY HEDGING TRANSACTION WITH REGARD TO THE SECURITIES REPRESENTED HEREBY EXCEPT AS PERMITTED BY THE U.S. SECURITIES ACT.”

“THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT “GOOD DELIVERY” OF THE SECURITIES REPRESENTED HEREBY ON THE TEL AVIV STOCK EXCHANGE.”

Following the lapse of 12 months under Rule 144, the Buyer shall cause its counsel, at the expense of the Buyer, to issue not more than one (1) blanket legal opinion to the transfer agent (EQUINITI TRUST COMPANY, LLC) or the Securities Holders promptly if required by the transfer agent to effect the removal of the legend hereunder, or if requested by the Securities Holders, respectively.

33

12.2.	Certificates or book-entry accounts evidencing the Equity Consideration shall not contain any legend (including the legend set forth in Section 12.1 hereof), (i) following any sale of such Equity Consideration pursuant to Rule 144 and the Buyer is then in compliance with the current public information required under Rule 144, (ii) if such Equity Consideration is eligible for sale or may be sold under Rule 144 without volume or manner-of-sale restrictions upon receipt of a seller representation letter with respect to the anticipated sale of such Equity Consideration, or (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). The Buyer shall cause its counsel to issue a legal opinion to the Company and/or Securities Holders promptly to effect the removal of the legend hereunder. If the Equity Consideration (or any part thereof) may be sold under Rule 144 and the Buyer is then in compliance with the current public information required under Rule 144, or if the Equity Consideration (or any part thereof) may be sold under Rule 144 without the requirement for the Buyer to be in compliance with the current public information required under Rule 144 as to such Equity Consideration (or any part thereof) or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC), then such Equity Consideration (or any part thereof) shall be issued free of all legends. The Buyer agrees that at such time as such legend is no longer required under this Section 11.1 or such time as the Equity Consideration (or any part thereof) may be sold pursuant to Rule 144, it will, no later than two (2) trading day following the delivery by the Buyer to the Company of a certificate or evidence of book-entry positions representing the Equity Consideration, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to the respective Securities Holders a certificate or evidence of book-entry positions representing such Equity Consideration that is free from all restrictive and other legends.

12.3.	Furnishing of Information. Until the earliest of the time that the Securities Holders own no Equity Consideration, the Buyer covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Buyer after the date hereof pursuant to the Exchange Act even if the Buyer is not then subject to the reporting requirements of the Exchange Act.

12.4.	Integration. The Buyer shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the securities under this Agreement in a manner that would require the registration of such securities under the Securities Act or that would be integrated with the offer or sale to the Securities Holders of the securities for purposes of the rules and regulations of any market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

12.5.	Reservation of Ordinary Shares. As of the date hereof, the Buyer has reserved and the Buyer shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of ordinary shares for the purpose of enabling the Buyer to issue Equity Consideration Shares pursuant to this Agreement.

12.6.	Parties’ Efforts to Close. Each Party to this Agreement shall make reasonable efforts to do all acts and things necessary, proper or advisable (including filing all documents necessary and providing all required information) for effecting the consummation of the Transactions in the most expeditious manner possible, including taking all actions as are necessary to expeditiously satisfy the conditions to Closing set forth in Sections 4.2, 4.3, and 4.4 of this Agreement. Without limiting the generality of the foregoing or any other obligation under this Agreement, the Parties shall make reasonable best efforts, and take reasonable steps necessary, to obtain all the regulatory approvals required for the Initial Closing and Additional Closing of the Transactions, and without limiting the generality of the foregoing, shall, take any and all actions reasonably required to avoid, remove or satisfy each and every impediment, limitation or condition imposed by any Governmental Entity or by any other third party in connection with the Transactions, so as to enable the Parties hereto to expeditiously consummate the Transactions as soon as commercially practicable.

34

12.7.	Each of the Securities Holders, Company and Buyer shall refrain from taking any action, and shall not knowingly omit to take any action, that would reasonably be expected to prevent, impede, or materially delay the satisfaction of any of the conditions precedent set forth in this Agreement or the consummation of the transactions contemplated hereby. Each of the Partis shall further use its reasonable best efforts to avoid any event, circumstance or condition within its control that could reasonably be expected to result in the failure of any such condition precedent to be satisfied

12.8.	Confidentiality; Public Announcements.

12.8.1.	Each Party hereby undertakes that it shall maintain, and shall cause all of its respective directors, officers, and employees, its Affiliates and its shareholders and anyone on their behalf, to maintain, in strict confidence, all Confidential Information, and not to allow any third party to have access to any Confidential Information. Each Party hereby undertakes that it shall, and shall cause all of its respective directors, officers, and employees, its Affiliates and shareholders and anyone on their behalf, to disclose any Confidential Information to its consultants and other representatives (“Authorized Representatives”) only on a “need to know” basis, provided that such Authorized Representatives are bound by confidentiality undertakings which are at least as strict as the undertakings set out herein, and provided further, that it shall remain liable to any unauthorized disclosure of Confidential Information by its and its Affiliates’ Authorized Representatives.

For the purpose of this Section12.8.1 “Confidential Information” shall mean all documents and information in connection with the Parties, their Subsidiaries, if applicable, and other entities which they hold (or will hold from time to time) and/or their shareholders, including, without limitation, information concerning their activities, operations, results, financial reports and other financial information, proprietary rights, business plans, research and development, services, products, customers, and suppliers, and in connection with this Agreement and any other of the Transaction Agreements. Notwithstanding the foregoing, documents and information shall not be deemed Confidential for the purpose of this Section 12.8.1 12.8.1 if (i) such information is in the public domain at the time of disclosure; (ii) the disclosing Party can demonstrate that such information (a) became publicly available not due to a breach of this Section 12.8.1by such Party, or (b) was obtained from a third party without breach of any confidentiality obligations; (iii) such information is otherwise required to be disclosed by (a) any applicable law or regulations; (b) a competent court; or (c) a governmental (or quasi-governmental), administrative or regulatory authority, provided, however, that subject to a applicable law a Party will use all reasonable efforts to notify the disclosing Party of the obligation to make such disclosure in advance of the disclosure so that the disclosing Party will have a reasonable opportunity to object to such disclosure.

12.8.2.	If this Agreement is terminated in accordance with its terms prior to the Initial Closing, the Parties, their respective Affiliates and anyone on their behalf will continue to maintain the confidentiality of all information and materials obtained from the other side (or from the other side’s authorized representatives), in accordance with the terms and provisions of Section 12.8.

35

12.8.3.	Notwithstanding anything to the contrary contained herein, the Company and the Securities Holders specifically acknowledge and agree that the Buyer is a publicly traded company listed on both the Tel Aviv Stock Exchange and NASDAQ, and as such, may be subject to disclosure obligations under applicable securities laws and regulations. Such obligations may include, inter alia, to issue an immediate report regarding the execution of this Agreement. In addition, the Buyer may be required to attach and file this Agreement, in its entirety and without redactions, as an exhibit to a Form 6-k to be filed in connection with this transaction, and subsequently as an exhibit to its annual report for the fiscal year ending December 31, 2025 (Form 20-F), or any other report required under applicable law. The Company and the Securities Holders expressly consent to such disclosure and filing to the extent required by law. The Parties shall attempt in good faith that any such disclosure and public announcement shall be agreed in advance by the Company and the Buyer, however to the extent there is no such agreement, the Buyer shall be entitled to make such public announcement as required by law.

12.9.	Power of Attorney. The Securities Holders hereby severally and irrevocably appoint the Company as their agent and attorney (a) to take any action that is required or to execute and deliver any documents on their behalf, including without limitation for the purposes of all Initial Closing and Additional matters and deliveries of documents, and (b) to do and cause to be done all such acts and things as may be necessary or desirable in connection with the Acquisition and the transactions contemplated in this Agreement. Such appointment is coupled with an interest and is irrevocable. Without limiting the generality of the foregoing, the Company may, on behalf of itself and the Securities Holders (without the need to receive prior approval from the Securities Holders), extend the Long Stop Date, modify or waive such conditions as are contemplated herein, and negotiate, settle, and deliver the final forms of this Agreement and any other documents that are necessary or desirable to give effect to the Acquisition and the transactions contemplated in this Agreement, other than any escrow agreements required to be entered into by Securities Holders. The Securities Holders hereby acknowledge and agree that any decision or exercise of discretion required to be made by the Company under this Agreement shall be final and binding upon the Securities Holders, so long as such decision or exercise of discretion was made bona fide. The Buyer shall have no duty to enquire into the validity of any document executed or action taken by the Company on behalf of the Securities Holders pursuant to this Section 12.9. Securities Holders hereby fully and completely, irrevocably and unconditionally release and forever discharge the Company and each of its current and future officers, directors, shareholders, affiliates and successors from any and all claims, liabilities, obligations and costs, direct or indirect, whether past, present or future, of any kind and nature whatsoever, relating to or arising from any decision or exercise of discretion by the Company in relation solely to the aforementioned.

12.10.	Independent Legal Advice. Each of the Securities Holders acknowledges and agrees that Shibolet & Co. Law Firm (“Company’s Counsel”) have acted as legal counsel to the Company only and not to any Securities Holder and that Company’s Counsel has not been engaged to protect the rights and interests of any of the Securities Holders. Each of the Securities Holders acknowledges and agrees that the Company and Company’s Counsel have given them adequate opportunity to seek, and have recommended that they seek and obtain, independent legal advice with respect to the subject matter of this Agreement and for the purpose of ensuring their rights and interests are protected. Each of the Securities Holders represents and warrants to the Company, the Company’s Counsel that they have sought independent legal advice or consciously chosen not to do so with full knowledge of the risks associated with not obtaining such independent legal advice.

36

12.11.	Personal Information. Each of the Securities Holders hereby consents to the disclosure of its, his or her personal information in connection with the transactions contemplated by this Agreement, including without limitation the Acquisition, and acknowledges and consents to the fact that the Company and Buyer are collecting the personal information (as that term is defined under applicable privacy legislation) of the Securities Holders for the purposes of completing this Agreement and the transactions contemplated hereby. Each Securities Holders acknowledges and consents to the Company and Buyer retaining such personal information for as long as permitted or required by law or business practices.

12.12.	Entire Agreement. This Agreement constitutes the full and entire understandings and agreements between the parties hereto regarding the subject matters hereof and supersedes all prior agreements, proposals, understandings and arrangements, oral or written, if any between the Parties hereto with respect to the subject matter hereof.

12.13.	Amendment and Waiver. Any term of this Agreement may be amended only with the written consent of all Parties hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.

12.14.	Successors. The provisions hereof shall inure to the benefit of, and be binding upon, the Parties, successors, assigns, heirs, executors, and administrators of the Parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

12.15.	No Assignment. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Parties.

12.16.	Delays or Omissions. No failure, delay or omission to exercise any right, power, or remedy accruing to any party hereto upon any breach or default hereunder shall be deemed a waiver thereof or of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

12.17.	Cumulative Remedies. Subject to the terms of this Agreement, all remedies, either under this Agreement or by law or otherwise, afforded to any party hereto shall be cumulative and not alternative.

12.18.	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement, and such unenforceability shall not affect any other provision of this Agreement. Upon such determination, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

37

12.19.	Expenses. Each Party hereto shall bear its respective costs and expenses (including legal fees) incurred by it in connection with his Agreement and the transactions contemplated herein.

12.20.	Further Assurances. Without derogating from the generality of Section 12.1, Company shall, and shall cause its Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions.

12.21.	Governing Law. This Agreement and the other Transaction Agreements shall be governed by and construed in accordance with the laws of the State of Israel. Any dispute or controversy arising out of or in connection with this Agreement or any of the other Transaction Agreements shall be submitted to the exclusive jurisdiction of the competent courts located in Tel-Aviv, Israel only, to the exclusion of any other court.

12.22.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original enforceable against the party signing such counterpart, and all of which together shall constitute one and the same instrument. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement may be signed by electronic means.

12.23.	Schedules and Annexes. As soon as practical following the date of this Agreement, and in any event prior to the Initial Closing, the parties shall agree in good faith the form and content of all schedules, annexes, appendices and exhibits which are referenced herein but are not attached hereto as of the date hereof

12.24.	Notices. All notices and other communications required or permitted hereunder to be given to a Party to this Agreement shall be in writing and shall be given in person (including by courier service), by registered mail, or by email (provided that written confirmation of receipt is provided), addressed to such Party’s address as set forth below or at such other address as the Party shall have furnished to each other Party in writing in accordance with this provision:

if to the Company:	Botanico Ltd.
Attention: Omer Layani
Address: [____],
Israel
E-mail:omer@ishi.co.il and omer@cannbis.co.il

With a copy (which shall not constitute notice) to: Shibolet & Co. Law Offices
Address: 4 Yitzhak Sadeh St. Tel Aviv 6777504, Israel
Attention: Adam Dozetas, Adv.
Telephone No.: +972-3-3075084
Email: A.dozetas@shibolet.com

if to the Buyer:	Intercure Ltd.
Attention: Amos Cohen & Itai Kabiljo
Address: Medinat HaYehudim 85, Herzliya, Israel
E-mail: Amos@intercure.co
itai@canndoc-pharma.com

With a copy (which shall not constitute notice) to:
DTKGG & Co.
BSR 4 Tower, 33 floor
Adress: 7 Metsada Street, Bnei Brak, Israel
Attention: Ronen Kantor, Adv.
Telephone No.: +972-3-6133371
E-mail: rkantor@dtkgg.com

Or such other address with respect to a Party as such Party shall notify each other party in writing as above provided. All communications delivered in person (including by courier service) shall be deemed to have been given upon delivery, those given by email shall be deemed given on the Business Day following transmission with confirmed answer back, and all notices and other communications sent by registered mail shall be deemed given five (5) days after posting.

[Signature Pages to Follow]

38

IN WITNESS WHEREOF, the Parties hereto have executed this Share Purchase Agreement on the date first above written.

The Company:		The Buyer:

BOTANICO Ltd.		InterCure Ltd.

By:	Omer Layani	By:	Alexander Rabinovich

Title:	CEO	Title:	CEO

Signature:	/s/ Omer Layani	Signature:	/s/ Alexander Rabinovich

By:	Tom Bronfeld	By:	Amos Cohen

Title:	Director	Title:	CFO

Signature:	/s/ Tom Bronfeld	Signature:	/s/ Amos Cohen

Securities Holder	Signature

Securities Holder	Signature: _____________

[Signature Page to Botanico Ltd. September 2025 SPA]

39

-EXHIBIT A-

Shareholding Pre-Initial Closing:

Securities Holder	Ordinary Shares	Options	Preferred Shares	New Preferred A2 Shares	Total As Issued	Fully Diluted
Securities Holder A	570,000	-	-	-	570,000	570,000
Securities Holder B	148,889	-	-	-	148,889	148,889
Securities Holder C	150,000	-	-	-	150,000	150,000
Securities Holder D	120,000	-	135,398	-	255,398	255,398
Securities Holder E	-	-	111,118	-	111,118	111,118
Securities Holder F	-	-	27,780	-	27,780	27,780
Securities Holder G	11,111	-	27,780	14,811	53,702	53,702
Securities Holder H	-	-	27,780	44,434	72,214	72,214
Securities Holder I	-	-	53,226	-	53,226	53,226
Securities Holder J	-	-	159,678	-	159,678	159,678
Securities Holder K	-	34,621	-	-	-	34,621
Securities Holder L	-	27,780	-	-	-	27,780
Securities Holder M	-	5,548	-	-	-	5,548
Securities Holder N	-	55,560	-	-	-	55,560
Securities Holder O	-	22,222	-	-	-	22,222
Total	1,000,000	145,731	542,760	59,245	1,602,005	1,747,736

First and Additional Closing Shares Calculation:

Securities Holder	% Fully Diluted	Initial Closing	Additional Closing
Securities Holder A	32.61%	804,597	801,385
Securities Holder B	8.52%	210,168	209,328
Securities Holder C	8.58%	211,736	210,890
Securities Holder D	14.61%	360,513	359,073
Securities Holder E	6.36%	156,851	156,225
Securities Holder F	1.59%	39,213	39,057
Securities Holder G	3.07%	75,804	75,502
Securities Holder H	4.13%	101,935	101,528
Securities Holder I	3.05%	75,132	74,832
Securities Holder J	9.14%	225,397	224,497
Securities Holder K	1.98%	48,870	48,675
Securities Holder L	1.589%	39,213	39,057
Securities Holder M	0.317%	7,831	7,800
Securities Holder N	3.179%	78,427	78,114
Securities Holder O	1.271%	31,368	31,243
Total	100%	2,467,055	2,457,206

40

BOTANICO LTD. – INTERCURE LTD. TRANSACTION LIST OF EXHIBITS AND SCHEDULES

SEPTEMBER 2025

1	Exhibit A	Securities Holders
2	Schedule 1.1.4	Fully Diluted Basis Simulation
3	Schedule 2.2.2	Commercial agreement Company/buyer
4	Schedule 3.2.1	Options Swap Acknowledgement Forms
5	Schedule 4.1.2	Share Transfer Deed
6	Schedule 4.1.3	Escrow Agreement
7	Schedule 4.1.5	Termination of Founders Agreement
8	Schedule 4.1.6.1	Botanico BOD Resolution
9	Schedule 4.1.6.2A	Botanico GM Resolution
10	Schedule 4.1.6.2B	Botanico Amended and Restated Articles of Association
11	Schedule 4.1.6.3	Botanico Share Register
12	Schedule 4.1.7	TFGL MASTER IP, LLC consent
13	Schedule 4.2.1	Consents of and Filings to Governmental Entities
14	Schedule 4.3.5	Botanico CEO Compliance Certificate
15	Schedule 4.3.8	Lock-up agreement
16	Schedule 4.3.9A	Continued Engagement Letter – Key Person A
17	Schedule 4.3.9B	Continued Engagement Letter – Key Person B
18	Schedule 4.4.3	Intercure CEO Compliance Certificate
19	Schedule 4.4.7	Indemnification Agreement
20	Schedule 7	Botanico Schedule of Exceptions
21	Schedule 9.3	Loan Terms and Conditions

41